UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2024
_____________________________________________
Commission File Number: 001-34476
BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)
Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

INDEX	Pag

Report on review of consolidated condensed
interim financial statements

To the Board of Directors and Stockholders
Banco Santander (Brasil) S.A. and its subsidiaries

Introduction

We have reviewed the consolidated condensed balance sheet of Banco Santander (Brasil) S.A. ("Bank") and its subsidiaries as at September 30, 2024 and the related consolidated condensed statements of income and comprehensive income for the three and nine-months period then ended, and changes in stockholders' equity and cash flows for the nine-months period then ended, and explanatory notes.

Management is responsible for the preparation and presentation of these consolidated condensed interim financial statements in accordance with the International Accounting Standard (IAS) 34 - "Interim Financial Reporting" issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these consolidated condensed interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated condensed interim financial statements referred to above are not prepared, in all material respects, in accordance with the International Accounting Standard IAS 34 - "Interim Financial Reporting" issued by the International Accounting Standards Board (IASB).

Banco Santander (Brasil) S.A.

Other matters

Condensed statement of value added

The consolidated condensed interim financial statements referred to above include the consolidated condensed statement of value added for the nine-months period ended September 30, 2024, prepared under the responsibility of the Bank's management and presented as supplementary information in appendix I to the condensed consolidated interim financial statements for IAS 34 purposes. This statement has been subjected to review procedures performed together with the review of the consolidated condensed interim financial statements, for the purpose of concluding whether it is reconciled with the consolidated condensed interim financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that this consolidated condensed statement of value added has not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the consolidated condensed interim financial statements taken as a whole.

São Paulo, October 29, 2024

* Values expresses in thousands, unless otherwise indicated.

Consolidated Condensed Balance Sheet

ASSETS	Note	09/30/2024	12/31/2023

Cash		32,532,458	23,122,550

Financial Assets Measured At Fair Value Through Profit Or Loss	3.a	262,571,650	208,921,896
Debt instruments		94,028,507	84,291,192
Equity instruments		4,622,227	3,422,154
Derivatives	18	32,625,563	29,269,652
Loans and advances to customers		5,610,503	3,040,712
Balances with the Brazilian Central Bank		125,684,850	88,898,186

Financial Assets Measured At Fair Value Through Other Comprehensive Income	3.a	77,448,366	59,052,090
Debt instruments		77,430,289	59,036,137
Equity instruments		18,077	15,953

Financial Assets Measured At Amortized Cost	3.a	749,635,152	723,710,121
Loans and amounts due from credit institutions		27,443,224	25,716,845
Loans and advances to customers		539,059,098	514,936,423
Debt instruments		90,081,399	101,087,321
Reserves at the Central Bank of Brazil		93,051,431	81,969,532

Hedging Derivatives	18	14,243	25,069

Non-Current Assets Held For Sale	4	960,571	914,072

Investments in Associates and Joint Ventures	5.a	3,679,159	1,609,780

Tax Assets		56,882,419	52,839,470
Current		9,954,918	9,393,766
Deferred		46,927,501	43,445,704

Other Assets		6,334,111	5,996,651

Tangible Assets	6.a	6,189,305	7,085,564

Intangible Assets		32,680,237	32,375,513
Goodwill	7	27,895,921	27,852,568
Other intangible assets	8	4,784,316	4,522,945

Total Assets		1,228,927,671	1,115,652,776

* Values expresses in thousands, unless otherwise indicated.

LIABILITIES AND STOCKHOLDERS' EQUITY
	Note	09/30/2024	12/31/2023

Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	9.a	68,494,511	49,581,441
Trading derivatives	18	30,988,598	23,763,857
Short positions		33,246,538	19,831,991
Other financial liabilities		99,932	—
Marketable debt securities		4,159,443	5,985,593

Financial Liabilities Measured at Amortized Cost	9.a	993,079,648	910,550,506
Deposits from Brazilian Central Bank and deposits from credit institutions		157,784,010	118,511,957
Customer deposits		601,744,059	583,220,576
Marketable debt securities		127,508,062	124,397,422
Debt instruments eligible to compose capital		29,492,163	19,626,967
Other financial liabilities		76,551,354	64,793,584

Hedging Derivatives	18	68,642	1,176,571

Provisions	10.a	14,582,956	11,473,781
Provisions for pension funds and similar obligations		4,791,176	2,543,504
Provisions for judicial and administrative proceedings, commitments and other provisions		9,791,780	8,930,277

Tax Liabilities		9,722,866	8,999,893
Current		5,333,659	5,300,461
Deferred		4,389,207	3,699,432

Other Liabilities		24,516,238	19,014,230

Total Liabilities		1,110,464,861	1,000,796,422

Stockholders' Equity		124,604,492	118,421,219
Share Capital	11.a	65,000,000	55,000,000
Reserves	11.c	563,470	607,677
Treasury shares	11.d	(873,362)	(1,106,783)
Profit Reserve	11.c	59,914,384	63,920,325

Other Comprehensive Income		(6,472,816)	(3,968,215)

Stockholders' Equity Attributable to the Parent		118,131,676	114,453,004

Non - Controlling Interests		331,134	403,350

Total Stockholders' Equity		118,462,810	114,856,354
Total Liabilities and Stockholders' Equity		1,228,927,671	1,115,652,776
The explanatory notes are an integral part of the condensed consolidated financial statement

* Values expresses in thousands, unless otherwise indicated.
Consolidated Condensed Statements of Income

	Notes	07/01 to	07/01 to	01/01 to	01/01 to
		09/30/2024	09/30/2023	09/30/2024	09/30/2023

Interest and similar income		35,201,643	32,651,076	100,569,450	95,654,433
Interest expense and similar charges		(21,207,011)	(20,447,496)	(59,320,199)	(61,054,645)
Net Interest Income		13,994,632	12,203,580	41,249,251	34,599,788
Income from equity instruments		24,018	4,365	62,232	32,918
Income from companies accounted by the equity method	5.a	86,802	55,339	214,346	161,232
Fee and commission income		6,222,075	5,550,211	17,813,964	16,611,338
Fee and commission expense		(1,763,114)	(1,658,446)	(5,105,972)	(4,936,170)
Gains (losses) on financial assets and liabilities (net)		1,401,492	651,266	354,210	3,593,915
Financial assets measured at fair value through profit or loss		1,561,697	1,168,165	1,664,283	4,513,674
Financial instruments not measured at fair value through profit or loss		(158,889)	(580,548)	(1,010,621)	(1,010,383)
Other		(1,316)	63,649	(299,452)	90,624
Exchange differences (net)		(872,511)	(164,194)	821,494	(962,092)
Other operating expense		(194,708)	(244,171)	(488,023)	(629,324)
Total Income		18,898,686	16,397,950	54,921,502	48,471,605
Administrative expenses		(5,076,509)	(4,782,339)	(15,076,478)	(14,308,950)
Personnel expenses	13.a	(2,873,002)	(2,663,712)	(8,660,633)	(7,973,596)
Other administrative expenses	13.b	(2,203,507)	(2,118,627)	(6,415,845)	(6,335,354)
Depreciation and amortization		(689,003)	(692,871)	(2,039,507)	(2,067,307)
Tangible assets	6.a	(390,618)	(458,850)	(1,217,807)	(1,409,763)
Intangible assets	8	(298,385)	(234,021)	(821,700)	(657,544)
Provisions (net)		(1,167,669)	(1,159,747)	(3,591,690)	(3,320,546)
Impairment losses on financial assets (net)		(6,518,731)	(6,223,191)	(20,829,726)	(20,331,669)
Financial instruments measured at amortized cost	3.b.2	(6,518,731)	(6,223,191)	(20,829,726)	(20,331,669)
Impairment losses on other assets (net)		(116,203)	(73,952)	(190,683)	(141,308)
Other intangible assets		(3,514)	(2,979)	(3,514)	(8,116)
Other assets		(112,689)	(70,973)	(187,169)	(133,192)
Gains (losses) on disposal of assets not classified as non-current assets held for sale		30,954	12,221	1,826,139	983,080
Gains (losses) on non-current assets held for sale not classified as discontinued operations		22,827	19,267	53,186	17,097
Operating Income Before Tax		5,384,352	3,497,338	15,072,743	9,302,002
Income taxes	12	(1,734,808)	(716,666)	(4,728,843)	(1,868,966)
Net Profit for the Period		3,649,544	2,780,672	10,343,900	7,433,036
Profit attributable to the Parent		3,637,202	2,770,946	10,306,727	7,403,567
Profit attributable to non-controlling interests		12,342	9,726	37,173	29,469
The accompanying notes from Management are an integral part of these financial statements.

* Values expresses in thousands, unless otherwise indicated.
Consolidated Condensed Statements of Comprehensive Income

	07/01 to	07/01 to	01/01 to	01/01 to
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Profit for the Period	3,649,544	2,780,672	10,343,900	7,433,036

Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:	(4,532)	(513,166)	(1,043,540)	460,866

Financial assets measured at fair value through other comprehensive income	(116,925)	(554,497)	(1,021,606)	(23,659)
Financial assets measured at fair value through other comprehensive income	(327,636)	(1,030,512)	(1,861,355)	(66,606)
Taxes	210,711	476,015	839,749	42,947

Cash flow hedges	112,393	41,331	(21,934)	484,525
Valuation adjustments	214,316	78,813	(41,825)	923,917
Taxes	(101,923)	(37,482)	19,891	(439,392)

Other Comprehensive Income that won't be reclassified for Net income:	(1,366,840)	(17,735)	(1,461,061)	(438,172)

Defined benefits plan	(1,342,281)	(17,735)	(1,171,156)	(438,172)
Defined benefits plan	(2,440,511)	(244)	(2,129,414)	(695,937)
Taxes	1,098,230	(17,491)	958,258	257,765

Others	(24,559)	-	(289,905)	-
IFRS 17 adjustments	1,249	-	(45,027)	-
Goodwill in acquisitions of subsidiaries	17,798	-	(256,936)	-
Others	(43,107)	-	(35,505)	-
Taxes	(499)	-	47,563	-

Total Comprehensive Income	2,278,172	2,249,771	7,839,299	7,455,730

Attributable to the parent	2,265,830	2,240,044	7,802,126	7,426,261
Attributable to non-controlling interests	12,342	9,727	37,173	29,469
Total	2,278,172	2,249,771	7,839,299	7,455,730
The explanatory notes are an integral part of the condensed consolidated financial statements.

* Values expresses in thousands, unless otherwise indicated.
Consolidated Condensed Statements of Changes in Stockholders' Equity

		Stockholders´ Equity Attributable to the Parent
	Note	Share Capital	Capital Reserve	Profit Reserve	Treasury Shares	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders´ Equity
Balance on December 31, 2022		55,000,000	445,778	60,442,814	(1,219,316)	(755,009)	(2,895,520)	859,370	(1,695,283)	110,182,834	497,342	110,680,176
Total comprehensive income		-	-	7,403,567	-	(23,659)	(438,172)	-	484,525	7,426,261	29,469	7,455,730
Net profit attributable to the Parent Company		-	-	7,403,567	-	-	-	-	-	7,403,567	29,469	7,433,036
Other comprehensive income		-	-	-	-	(23,659)	(438,172)	-	484,525	22,694	-	22,694
Financial assets measured at fair value through other comprehensive income		-	-	-	-	(23,659)	-	-	-	(23,659)	-	(23,659)
Employee Benefits Plan		-	-	-	-	-	(438,172)	-	-	(438,172)	-	(438,172)
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	484,525	484,525	-	484,525
Appropriation of net income from prior years		-	-	-	-	-	-	-	-	-	-	-
Dividends and Interest on Equity		-	-	(4,700,000)	-	-	-	-	-	(4,700,000)	-	(4,700,000)
Treasury shares	11.d	-	-	-	111,185	-	-	-	-	111,185	-	111,185
Share-based compensation	11.d	-	90,332	-	-	-	-	-	-	90,332	-	90,332
Prescribed Dividends		-	-	51,959	-	-	-	-	-	51,959	-	51,959
Unrealized profit		-	-	189,761	-	-	-	-	-	189,761	-	189,761
Other		-	-	13,278	-	-	-	-	-	13,278	(142,049)	(128,771)
Balances as of September 30, 2023		55,000,000	536,110	63,401,379	(1,108,131)	(778,668)	(3,333,692)	859,370	(1,210,758)	113,365,610	384,762	113,750,372
Changes in the Period		-	90,332	2,958,565	111,185	(23,659)	(438,172)	-	484,525	3,182,776	(112,580)	3,070,196

* Values expresses in thousands, unless otherwise indicated.

	Note	Share Capital	Capital Reserve	Profit Reserve	Treasury Shares	Retained earnings	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Adjustments IFRS 17	Other Equity Valuation Adjustments	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders´ Equity
Balance on December 31, 2023		55,000,000	607,677	63,920,325	(1,106,783)	-	(217,571)	(3,515,753)	859,370	(27,931)	-	(1,066,330)	114,453,004	403,350	114,856,354
Total comprehensive income		-	-	-	-	10,306,727	(1,021,606)	(1,171,156)	-	2,536	(292,441)	(21,934)	7,802,126	37,173	7,839,299
Net profit attributable to the Parent Company		-	-	-	-	10,306,727	-	-	-	-	-	-	10,306,727	37,173	10,343,900
Other comprehensive income		-	-	-	-	-	(1,021,606)	(1,171,156)	-	2,536	(292,441)	(21,934)	(2,504,601)	-	(2,504,601)
Financial assets measured at fair value through other comprehensive income		-	-	-	-	-	(1,021,606)	-	-	-	-	-	(1,021,606)	-	(1,021,606)
Employee Benefits Plan (1)	18.b.2							(1,171,156)					(1,171,156)		(1,171,156)
Adjustments IFRS 17		-	-	-	-	-	-	-	-	2,536	-	-	2,536	-	2,536
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	(21,934)	(21,934)	-	(21,934)
Other equity valuation adjustments – goodwill in acquisitions of subsidiaries		-	-	-	-	-	-	-	-	-	(256,936)	-	(256,936)	-	(256,936)
Other equity valuation adjustments – others		-	-	-	-	-	-	-	-	-	(35,505)	-	(35,505)	-	(35,505)
Dividends and interest on capital	11.b	-	-	-	-	(4,500,000)	-	-	-	-	-	-	(4,500,000)	-	(4,500,000)
Share-based compensation	11.d	-	(44,207)	-	-	-	-	-	-	-	-	-	(44,207)	-	(44,207)
Treasury shares	11.d	-	-	-	233,421	-	-	-	-	-	-	-	233,421	-	233,421
Prescribed dividends		-	-	40,453	-	-	-	-	-	-	-	-	40,453	-	40,453
Unrealized profit		-	-	19,213	-	59,755	-	-	-	-	-	-	78,968	-	78,968
Capital increase		10,000,000		(10,000,000)
Other		-	-	67,911	-	-	-	-	-	-	-	-	67,911	(109,389)	(41,478)
Sale / Incorporation / Acquisition		-	-	-	-	-	-	-	-	-	-	-	-	(101,414)	(101,414)
Other		-	-	67,911	-	-	-	-	-	-	-	-	67,911	(7,975)	59,936
Destinations:
Dividend equalization reserve		-	-	5,866,482	-	(5,866,482)	-	-	-	-	-	-	-	-	-
Balances as of September 30, 2024		65,000,000	563,470	59,914,384	(873,362)	-	(1,239,177)	(4,686,909)	859,370	(25,395)	(292,441)	(1,088,264)	118,131,676	331,134	118,462,810
Changes in the Period		10,000,000	(44,207)	(4,005,941)	233,421	-	(1,021,606)	(1,171,156)	-	2,536	(292,441)	(21,934)	3,678,672	(72,216)	3,606,456
(1) Includes the effects of the obligation created based on the transaction signed between Banco Santander, BANESPREV, AFABESP and legal advisors on June 27, 2024. See details in note 10, item d.2.
The explanatory notes are an integral part of the condensed consolidated financial statements.

* Values expresses in thousands, unless otherwise indicated.
Consolidated Condensed Statement of Cash Flows

	Note	01/01 to	01/01 to
		09/30/2024	09/30/2023
1. Cash Flows from Operating Activities
Net Income for the Period		10,343,900	7,433,036
Adjustments to Profit		(3,158,233)	32,545,612
Depreciation of Tangible Assets	6.a	1,217,807	1,409,763
Amortization of Intangible Assets		821,700	657,544
Impairment Losses on Other Assets (Net)		187,169	141,308
Provisions (Net)		3,591,690	3,320,546
Losses on Financial Assets (Net)		20,829,726	20,331,669
Net Gains (losses) on Disposal of Tangible Assets, Investments and Non-Current Assets Held for Sale		(1,879,512)	(1,000,177)
Income from Companies Accounted by the Equity Method	5.a	(214,346)	(161,232)
Deferred Tax Assets and Liabilities		(893,613)	(3,957,667)
Monetary Adjustment of Escrow Deposits		(518,531)	(560,933)
Recoverable Taxes		(221,783)	(432,726)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		405	(5,764)
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		(26,458,376)	12,742,182
Other		379,431	61,099
Net (Increase) Decrease in Operating Assets		(112,763,468)	(109,691,343)
Financial Assets Measured At Fair Value Through Profit Or Loss		(51,510,992)	(102,161,407)
Financial Assets Measured at Fair Value through Other Comprehensive Income		(23,315,235)	1,858,278
Financial Assets Measured At Amortized Cost		(35,640,982)	(13,474,384)
Other assets		(2,296,259)	4,086,170
Net Increase (Decrease) in Operating Liabilities		130,903,689	123,897,455
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading		18,913,070	7,296,844
Financial liabilities at Amortized Cost		104,056,675	111,064,932
Other Liabilities		7,933,944	5,535,679
Tax Paid	12	(4,226,988)	(5,031,876)
Total Net Cash Flows from Operating Activities (1)		21,098,900	49,152,884
2. Cash Flows from Investing Activities
Investments		(2,502,622)	(2,962,982)
Increase in Subsidiaries		(119,020)	-
Tangible Assets		(572,112)	(1,220,604)
Intangible Assets		(1,318,957)	(1,317,993)
Non-Current Assets Held for Sale		(492,533)	(424,385)
Disposal		916,823	1,289,782
Decrease in Subsidiaries		-	182,428
Tangible Assets		292,154	727,229
Intangible Assets		195,996	108,715
Non-Current Assets Held For Sale		428,673	271,410
Dividends and Interest on Capital Received		432,857	140,108
Total Net Cash Flows from Investing Activities (2)		(1,152,942)	(1,533,092)
3. Cash Flows from Financing Activities
Acquisition (Disposal) of Own Shares	11.d	233,421	111,185
Issuance of Equity-Eligible Debt Instruments		7,600,200	-
Issuance of Other Long-term Liabilities		7,999,657	54,420,276
Dividends and Interest on Capital Paid		(4,149,980)	(4,049,563)
Payments of Other Long-term Liabilities		(9,600,046)	(33,136,977)
Interest Payments of Equity-Eligible Debt Instruments		(116,350)	(625,779)
Net Increase/Decrease in Non-Controlling Interests		(101,414)	(134,214)
Total Net Cash Flows from Financing Activities (3)		1,865,488	16,584,928
Exchange variation on Cash and Cash Equivalents (4)		(405)	5,764
Net Increase in Cash and Cash Equivalents (1+2+3+4)		21,811,041	64,210,484
Cash and Cash Equivalents at the Beginning of the Period		89,417,760	49,565,334
Cash and Cash Equivalents at the End of the Period		111,228,801	113,775,818
The explanatory notes are an integral part of the condensed consolidated financial statements.

* Values expresses in thousands, unless otherwise indicated.
1.Operating context, presentation of condensed consolidated financial statements and other information

a)Operational Context

Banco Santander (Brasil) S.A. (Banco Santander or Bank), controlled directly and indirectly by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the leading institution of the Financial and Prudential Conglomerates before the Central Bank of Brazil (Bacen), constituted as a joint-stock company, with headquarters at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple bank and carries out its operations through commercial, investment, credit, financing and investment, real estate credit, leasing and foreign exchange portfolios. Through controlled companies, it also operates in the payment institution, consortium management, securities brokerage, insurance brokerage, consumer financing, digital platforms, benefits management, management and recovery of non-performing credit, capitalization and private pension markets, and provision and administration of food, meal and other vouchers. Operations are conducted in the context of a group of institutions that operate integrated in the financial market. The benefits and costs corresponding to the services provided are absorbed between them and are realized in the normal course of business and under commutative conditions.

The Board of Directors authorized the issuance of the condensed consolidated interim Financial Statements for the period ended September 30, 2024, at the meeting held on 28 October, 2024.

The aforementioned Financial Statements were subject to a recommendation for approval issued by Banco Santander's Audit Committee and an unqualified report from the Independent Auditors.

b)Presentation of condensed consolidated interim Financial Statements (prepared in accordance with IAS 34)
The Consolidated Financial Statements were prepared in accordance with the International Financial Reporting Standards (IFRS®) issued by the International Accounting Standards Board (IASB®) (currently referred to by the IFRS® Foundation as “IFRS® accounting standards”) and the interpretations issued by IFRS® Interpretations Committee (current name of the International Financial Reporting Interpretations Committee – IFRIC®). All relevant information specifically related to Banco Santander's Financial Statements, and only in relation to these, is being disclosed, and corresponds to the information used by Banco Santander in its administration. There is no change in applicable practices and policies between the Condensed Consolidated Interim Financial Statements and the Complete Statements.
c)Other Information
c.1)Adoption of new standards and interpretations
· Amendments to IAS 1 – Presentation of Financial Statements: The amendments aim to specify the requirements for classifying liabilities as current or non-current. The amendments clarify what is meant by the right to postpone settlement; whereas the right to postpone must exist at the end of the financial reporting period; that the rating is not affected by the likelihood that the entity will exercise its right to postpone; and that only a derivative embedded in a convertible liability is itself an equity instrument, the terms of a liability will not affect its classification. The amendments to IAS 1 were effective from January 1, 2024 and did not have any significant impacts.
    · Amendment to IAS 1 and IFRS Practice Statement 2 – Disclosure of accounting policies: Change of the term “significant accounting policies” to “material accounting policies”. The change also defines what is “material accounting policy information”, explains how to identify it and clarifies that immaterial accounting policy information does not need to be disclosed, but if are, which should not obscure relevant accounting information. The "IFRS Practice Statement 2 Making Materiality Judgments", also amended, provides guidance on how to apply the concept of materiality to accounting policy disclosures.
· Amendment to IAS 7 – Statement of Cash Flows and IFRS 7 – Financial Instruments: Disclosure: Requires entities to provide additional disclosures about their supplier financing agreements. The IASB issued these new requirements to provide users of financial statements with information that allows them to evaluate how supplier financing arrangements affect an entity's obligations and cash flows, and understand the effect of supplier financing arrangements on an entity's exposure. entity to liquidity risk and how the entity could be affected if the arrangements were no longer available to it. The changes to IAS 7 and IFRS 7 were effective from January 1, 2024 and did not have any relevant impacts.
· Amendment to IFRS 16 – Leases: Clarifies the requirements that a seller-lessee uses in measuring the lease liability arising from a sale and leaseback transaction in order to ensure that the seller-lessee does not recognize any amount of gain or loss that relates to the right to use that he keeps. The amendments to IFRS 16 were effective from January 1, 2024 and did not have any relevant impacts.
c.2)New standards and interpretations in force in future years
· IFRS 18 – Presentation and Disclosure in Financial Statements: Replaces IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new subtotals and three categories for income and expenses (operating, investment and financing) in the income statement structure. It also required companies to disclose explanations on performance measures defined by management related to the income statement.

* Values expresses in thousands, unless otherwise indicated.
These changes are effective for years beginning January 1, 2027. Santander is evaluating the impact of this change.
· Amendment to IAS 21 – Effects of Changes in Exchange Rates and Conversion of Financial Statements: If a currency is not convertible, it may be difficult to determine an appropriate exchange rate. Although uncommon, a lack of convertibility may arise when a government imposes exchange controls that prohibit the exchange of a currency or that limit the volume of foreign currency transactions. The amendment to IAS 21 clarifies how entities should assess whether a currency is easily convertible and how they should determine a spot exchange rate for a currency that is difficult to exchange, as well as requiring the disclosure of information that allows users of the Financial Statements to understand the impacts of a currency without convertibility. These changes are effective from January 1, 2025. Santander is evaluating the impacts of this change.
· IFRS 19 – Non-Publicly Responsible Subsidiaries: Disclosures: which allows a subsidiary to provide reduced disclosures when applying IFRS Accounting Standards in its financial statements. IFRS 19 is optional for eligible subsidiaries and establishes the disclosure requirements for subsidiaries that choose to apply it. The new standard is effective for reporting periods beginning on or after 1 January 2027, with earlier application permitted. Santander is assessing the impacts of this change.
· Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments: To address issues identified during the post-implementation review of the classification and measurement requirements of IFRS 9 - Financial Instruments. The amendments are effective for reporting periods beginning on or after January 1, 2026. Santander is evaluating the impacts of this change.
· Annual Improvements to IFRS Accounting Standards - Volume 11: Includes clarifications, simplifications, corrections and amendments designed to improve the consistency of several IFRS Accounting Standards. The amended standards are: IFRS 1 - First-time adoption of International Financial Reporting Standards; IFRS 7 - Financial Instruments: Disclosures and accompanying guidance on the implementation of IFRS 7; IFRS 9 - Financial Instruments; IFRS 10 - Consolidated Financial Statements; and IAS 7 - Statement of Cash Flows. The amendments are effective for annual periods beginning on or after 1 January 2026, with earlier application permitted. Santander is assessing the impacts of this amendment.
c.3)Estimates used
Consolidated results and the calculation of consolidated equity are impacted by accounting policies, assumptions, estimates and measurement methods used by the Bank's administrators in preparing the financial statements. The Bank makes estimates and assumptions that affect the reported values of assets and liabilities for future periods. All required estimates and assumptions, in accordance with IFRSs, are management's best estimate in accordance with the applicable standard.
In the consolidated financial statements, estimates are made by the Management of the Bank and the consolidated entities in order to quantify certain assets, liabilities, income and expenses and explanatory note disclosures.
c.3.1)Critical estimates
The critical estimates and assumptions that have the most significant impact on the accounting balances of certain assets, liabilities, revenues and expenses and on the disclosures in explanatory notes are described below:
i. Assessment of the fair value of certain financial instruments
Financial instruments are initially recognized at fair value and those that are not measured at fair value in profit or loss are adjusted for transaction costs.
Financial assets and liabilities are subsequently measured, at the end of each period, using valuation techniques. This calculation is based on assumptions, which take into account Management's judgment based on information and market conditions existing at the balance sheet date.
Banco Santander classifies fair value measurements using the fair value hierarchy that reflects the model used in the measurement process, segregating financial instruments into Levels I, II or III.
Note 18.a&c of the Consolidated Interim Financial Statements as of September 30, 2024, presents the accounting practice and sensitivity analysis for the Financial Instruments, respectively.
ii. Provisions for losses on credits due to impairment
The carrying value of non-recoverable financial assets is adjusted by recording a provision for loss under “Losses on financial assets (net) – Financial Assets measured at amortized cost” in the consolidated income statement. The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment decreases and can be objectively related to a recovery event.

* Values expresses in thousands, unless otherwise indicated.
To individually measure the loss due to impairment of loans assessed for impairment, the Bank considers the conditions of the counterparty, such as its economic and financial situation, level of indebtedness, income generating capacity, cash flow, administration, corporate governance and quality of internal controls, payment history, experience in the sector, contingencies and credit limits, as well as characteristics of assets, such as their nature and purpose, type, sufficiency and guarantees of liquidity level and total credit value , and also based on historical experience of impairment and other circumstances known at the time of the assessment.
To measure the loss due to impairment of loans assessed collectively for impairment, the Bank separates financial assets into groups taking into account the characteristics and similarities of credit risk, that is, according to the segment, type of assets, guarantees and other factors associated with historical experience of impairment and other circumstances known at the time of the assessment.
iii. Provisions for pension funds
Defined benefit plans are recorded based on an actuarial study, carried out annually by a specialized company, at the end of each year, effective for the subsequent period and are recognized in the consolidated income statement in the lines Interest and similar expenses and Provisions (liquids).
The present value of a defined benefit obligation is the present value, without deducting any plan assets, of the expected future payments necessary to settle the obligation resulting from the employee's service in the current and past periods.
iv. Provisions, contingent assets and liabilities
Provisions for judicial and administrative proceedings are set up when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient certainty, based on the nature, complexity and history of the actions and the opinion of legal advisors. internal and external.
v. Goodwill
The recorded goodwill is subject to the recoverability test, at least once a year or in a shorter period, in the case of any indication of a reduction in the recoverable value of the asset.
The basis used for the recoverability test is the value in use and, for this purpose, the cash flow is estimated for a minimum period of 5 years. The cash flow was prepared considering several factors, such as: (i) macroeconomic projections of interest rates, inflation, exchange rates and others; (ii) behavior and growth estimates of the national financial system; (iii) increase in costs, returns, synergies and investment plan; (iv) client behavior; and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the probability of future events occurring and changing any of these factors could have a different result. The cash flow estimate is based on an assessment prepared by an independent specialized company, annually or whenever there is evidence of a reduction in its recovery value, which is reviewed and approved by Management.
vi. Expectation of realization of Income Tax (IR) and Social Contribution (CS) tax credits
Deferred tax assets and liabilities include temporary differences, identified as the amounts expected to be recovered or paid on differences between the carrying values of assets and liabilities and their respective calculation bases, and credits from tax losses and the negative basis of accumulated CSLL (Social Contribution on Net Profit). These values are measured at the rates expected to apply in the period in which the asset is realized or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized.
Other deferred tax assets (accumulated tax loss credits) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits to be used.
The recognized deferred tax assets and liabilities are reviewed at each balance sheet date, making appropriate adjustments based on the findings of the analyzes carried out. The expected realization of the Bank's deferred tax assets is based on projections of future results and based on a technical study.

* Values expresses in thousands, unless otherwise indicated.
2.Basis for consolidation

Below are highlighted the direct and indirect controlled entities and investment funds included in Banco Santander's Condensed Consolidated Financial Statements. Similar information about companies accounted for using the equity method by the Bank is provided in note 5.

		Quantity of Shares or Quotas Owned (in Thousands)		Direct Participation	09/30/2024
Investments	Activity	Common Shares and Quotas	Preferred Shares		Consolidated Participation
Controlled by Banco Santander
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	50,159	-	100.00%	100.00%
Esfera Fidelidade S.A.	Services provision	10,001	-	100.00%	100.00%
Return Capital Gestão de Ativos e Participações S.A. (New name for Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.)	Collection Management and Credit Recovery	446,712	-	98.74%	100.00%
Em Dia Serviços Especializados em Cobrança Ltda.	Collection and Recover of Credit Management	257,306	-	100.00%	100.00%
Rojo Entretenimento S.A.	Services Provision	7,417	-	94.60%	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Provision of Digital Media Services	71,181	-	100.00%	100.00%
Sancap Investimentos e Participações S.A.	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda.	Buying Club	872,186	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	14,067,640	14,067,640	99.99%	99.99%
Santander Corretora de Seguros, Investimentos e Serviços S.A.	Broker	7,184	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	558,601	-	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil	Leasing	164	-	100.00%	100.00%
F1RST Tecnologia e Inovação Ltda.	Provision of Technology Services	241,941	-	100.00%	100.00%
SX Negócios Ltda.	Provision of Call Center Services	75,050	-	100.00%	100.00%
Tools Soluções e Serviços Compartilhados Ltda.	Services	192,000	-	100.00%	100.00%
Controlled by Aymoré Crédito, Financiamento e Investimento S.A.
Banco Hyundai Capital Brasil S.A.	Bank	150,000	-	50.00%	50.00%
Solution 4Fleet Consultoria Empresarial S.A.	Technology	500,411	-	100.00%	100.00%
Controlled by Santander Leasing S.A. Arrendamento Mercantil
Banco Bandepe S.A.	Bank	3,589	-	100.00%	100.00%
Santander Distribuidora de Títulos e Valores Mobiliários S.A.	Distributor	461	-	100.00%	100.00%
Controlled by Sancap Investimentos e Participações S.A.
Santander Capitalização S.A.	Capitalization	64,615	-	100.00%	100.00%
Evidence Previdência S.A.	Private Pension	42,819,564	-	100.00%	100.00%
Controlled by Santander Corretora de Seguros, Investimentos e Serviços S.A.
América Gestão de Serviços em Energia S.A	Energy	653		70.00%	70.00%
Fit Economia de Energia S.A. (1)	Energy Trading	10,400	-	65.00%	65.00%
Controlled by Santander Holding Imobiliária S.A.
Summer Empreendimentos Ltda.	Real Estate	17,084	-	100.00%	100.00%
Controlled by Santander Distribuidora de Títulos e Valores Mobiliários S.A.
Toro Corretora de Títulos e Valores Mobiliários Ltda.	Broker	21,559	-	59.64%	59.64%
Toro Investimentos S.A.	Investments	44,101	-	13.23%	13.23%
Controlled by Toro Corretora de Títulos de Valores Mobiliários Ltda.
Toro Investimentos S.A.	Investments	289,362	-	86.77%	86.77%
Jointly Controlled Companies by Sancap Investimentos e Participações S.A.

* Values expresses in thousands, unless otherwise indicated.

Santander Auto S.A.	Technology	22,452	-	50.00%	50.00%
Controlled by Toro Investimentos S.A.
Toro Asset Management S.A.	Investments	918,264	-	100.00%	100.00%

Consolidated Investment Funds

•Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);
•Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);
•Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);
•Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);
•Santander Paraty QIF PLC (Santander Paraty) (2);
•Prime 16 – Fundo de Investimento Imobiliário (current name of BRL V - Fundo de Investimento Imobiliário - FII) (1);
•Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (2);
•Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (3);
•Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos;
•Fundo de Investimentos em Direitos Creditórios Atacado – Não Padronizado (3);
•Atual - Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior;
•Fundo de Investimentos em Direitos Creditórios – Getnet;
•Santander Flex Fundo de Investimento Direitos Creditórios (3);
•San Créditos Estruturados – Fundo de Investimento em Direitos Creditórios Não Padronizado (3);
•D365 – Fundo De Investimento em Direitos Creditórios (3);
•Fundo de Investimento em Direitos Creditórios Tellus (3); e
•Fundo de Investimento em Direitos Creditórios Precato IV (3).
•Santander Hera Renda Fixa Fundo Incentivado de Investimento em Infraestrutura Responsabilidade Limitada;
•Ararinha Fundo de Investimento em Renda Fixa Longo Prazo; and
•Hyundai Fundo de Investimento em Direitos Creditórios.

(1)    Banco Santander appeared as a creditor in certain overdue credit operations that had real estate as collateral. The operation to recover these credits consists of the contribution of properties as collateral for the capital of the Real Estate Investment Fund and the consequent transfer of the Fund's shares to Banco Santander, through payment in payment of the aforementioned credit operations.
(2)    Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Subfund, resident in Ireland, and both are fully consolidated in its Consolidated Financial Statements. Santander Paraty does not have its own equity position, with all records coming from the financial position of Santander FI Hedge Strategies.
(3)    Fund controlled by Return Capital Serviços de Recuperação de Crédito S.A.

Corporate movements were implemented with the aim of reorganizing the operations and activities of the entities in accordance with the business plan of the Santander Conglomerate.

a)Incorporation of Return Capital S.A. by Return Capital Gestão de Ativos e Participações S.A.

On September 30, 2024, Return Capital S.A. (“Return Capital”) was fully incorporated by Return Capital Gestão de Ativos e Participações S.A. (new name of Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.) (“Return Participações”). The incorporation resulted in an increase in the share capital of Return Participações, in the amount of R$8,540,942,366.72 (eight billion, five hundred and forty million, nine hundred and forty-two thousand, three hundred and sixty-six reais and seventy-two centavos), through the issuance of 439,224,359 (four hundred and thirty-nine million, two hundred and twenty-four thousand, three hundred and fifty-nine) new common shares. As a result of the incorporation, Return Capital was extinguished by operation of law, being succeeded by Return Participações in all its rights and obligations.

b)Incorporation of Mobills Labs Soluções Em Tecnologia Ltda by Toro Investimentos S.A.

On June 30, 2024, Mobills Labs Soluções em Tecnologia Ltda. (“Mobills Labs”) was fully incorporated and its equity was absorbed by its direct parent company, Toro Investimentos S.A. (“Toro Investimentos”), in accordance with the conditions established in the Protocol and Justification of the transaction. The implementation of the full incorporation of Mobills Labs did not imply an increase in the share capital of Toro Investimentos, since all of the shares issued by Mobills Labs were held by Toro Investimentos and, therefore, already reflected in the investment account by equivalence.

* Values expresses in thousands, unless otherwise indicated.

c)Incorporation of Apê11 Tecnologia e Negócios Imobiliários S.A. by Santander Holding Imobiliária S.A.

On June 28, 2024, Apê11 Tecnologia e Negócios Imobiliários S.A. (“Apê11”) was fully incorporated, with its assets absorbed by its direct parent company, Santander Holding Imobiliária S.A. (“SHI”), in accordance with the conditions established in the Protocol and Justification of the transaction. The implementation of the full incorporation of Apê11 did not imply an increase in SHI’s share capital, since all of Apê11’s shares were held by SHI and, therefore, were already reflected in its equity investment account.

d)Joint-Venture between Banco Santander (Brasil) S.A. and Pluxee International and Pluxee Pay Brasil Ltda.

On June 27, 2024, following the completion of the conditions precedent of the transaction announced on July 24, 2023, Banco Santander (Brasil) S.A. concluded the establishment of a Joint Venture with the Pluxee Group (previously called Sodexo).

The economic rationale of the transaction is essentially based on: (i) the synergies arising from the combination of the businesses of Pluxee Instituição de Pagamento Brasil S.A. (current name of “Ben Benefícios e Serviços Instituição de Pagamentos S.A”) with the Pluxee Group in Brazil and (ii) the company's ability to explore Santander's customer base to offer its products and services (i.e. the capillarity of Santander's counter).

For the formation of the Joint Venture, Banco Santander contributed the amount equivalent to R$2,044 million attributed: (i) to its investment in its benefits subsidiary, Pluxee Instituição de Pagamento Brasil S.A. (current name of “Ben Benefícios e Serviços Instituição de Pagamentos S.A”); (ii) to a portion of cash resources; (iii) to the exclusivity agreement for the exploration of its customer base.
As a result of the transaction, Banco Santander and Grupo Pluxee now hold 20% and 80% stakes, respectively, in the share capital of Pluxee Benefícios Brasil S.A. (“Pluxee”), the Joint-Venture’s investment vehicle.

e)Incorporation of Mobills Corretora de Seguros Ltda. by Toro Asset Management S.A.

On May 31, 2024, Mobills Corretora de Seguros Ltda. (“Mobills Corretora”) was fully incorporated and its equity was absorbed by its direct parent company, Toro Asset Management S.A. (“Toro Asset”), in accordance with the conditions established in the Protocol and Justification of the transaction. The implementation of the full incorporation of Mobills Corretora did not imply an increase in Toro Asset’s share capital, since all of Mobills Corretra’s shares were held by Toro Asset and, therefore, already reflected in an investment account by equivalence.
f)Acquisition of the remaining portion of Return Capital Gestão de Ativos e Participações S.A. (new name of Gira, Integrated Agribusiness Receivables Management S.A.) by Return Capital S.A.

On May 17, 2024, Return Capital S.A. (“Return”), a wholly-owned subsidiary of Banco Santander (Brasil) S.A., entered into a Share Purchase and Sale Agreement with the minority shareholders of Return Capital Gestão de Ativos e Participações S.A. (new name of Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.) (“Gira”) to acquire the 20% of Gira’s share capital held by the minority shareholders (“Transaction”). As a result of the Transaction, Banco Santander (Brasil) S.A. indirectly held 100% of Gira’s share capital.

g)Acquisition of stake and investment in América Gestão Serviços em Energia S.A.

On March 12, 2024, Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”) formalized, together with the shareholders of América Gestão Serviços em Energia S.A. (“América Energia”), a Share Purchase and Sale Agreement and Other Covenants with a view to acquiring 70% of the total and voting share capital of América Energia (“Transaction”). The completion of the Transaction was subject to the fulfillment of certain usual suspensive conditions in similar transactions, including obtaining the relevant regulatory authorizations. On July 4, 2024, with the completion of the Transaction, Santander Corretora came to hold 70% of the share capital of América Energia.

h)Acquisition of stake and investment in Fit Economia de Energia S.A.

On March 6, 2024, Santander Corretora de Seguros, Investimentos e Serviços S.A. concluded, in compliance with the applicable precedent conditions, the transaction for acquisition and investment in Fit Economia de Energia S.A. (“Company”), so that it now holds 65% of the Company's share capital (“Transaction”).

* Values expresses in thousands, unless otherwise indicated.
i)Acquisition of the entire shareholding in Toro Participações S.A. and incorporation by Toro Corretora de Títulos e Valores Mobiliários S.A.

On January 3, 2024, after fulfilling the conditions precedent, Banco Santander concluded the transaction to acquire all of the shares of Toro Participações, so that it indirectly held 100% of the share capital of Toro Corretora de Títulos e Valores Mobiliários S.A. and Toro Investimentos S.A. On February 29, 2024, the incorporation of Toro Participações S.A. by Toro Corretora de Títulos e Valores Mobiliários S.A. was approved.

j)Acquisition of the remaining equity interest in Apê11 Tecnologia e Negócios Imobiliários S.A.

On December 22, 2023, Santander Holding Imobiliária S.A. (“SHI”), a wholly-owned subsidiary of Banco Santander (Brasil) S.A., entered into, together with the shareholders of Apê11 Tecnologia e Negócios Imobiliários S.A. (“Apê11”), a certain Share Purchase and Sale Agreement to acquire the remaining 10% of the share capital of Apê11 (“Transaction”). As a result of the Transaction, SHI now holds 100% of the share capital of Apê11.

k)Total incorporation of Mob Technology Solutions Ltda. by Mobills Labs Technology Solutions Ltda.

On October 31, 2023, Mob Soluções em Tecnologia Ltda. (“Mob”) was fully incorporated and its equity was absorbed by its direct parent company, Mobills Labs Soluções em Tecnologia Ltda. (“Mobills”), in accordance with the conditions established in the Protocol and Justification of the transaction. The implementation of the full incorporation of Mob did not imply an increase in Mobills’ share capital, since all of Mob’s shares were held by Mobills and, therefore, already reflected in the equity investment account.

l)Sale of the entire stake held in Banco PSA Finance Brasil S.A. and Stellantis Corretora de Seguros e Serviços Ltda.

On August 31, 2023, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”) and Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora de Seguros”) concluded the transaction for the sale of equity interests held (a) by Aymoré, representing 50% (fifty percent) of the share capital of Banco PSA Finance Brasil S.A. (“Banco PSA”), to Stellantis Financial Service, S.A. and (b) by Santander Corretora de Seguros, representing 50% (fifty percent) of the share capital of Stellantis Corretora de Seguros e Serviços Ltda. (“Stellantis Corretora”), to Stellantis Services Ltd. (“Transaction”). With the conclusion of the Transaction, Aymoré ceased to hold an equity interest in Banco PSA and Santander Corretora de Seguros ceased to hold an equity interest in Stellantis Corretora.

m)Sale of a portion of Santander Corretora's shareholding in Webmotors S.A. to Carsales.com Investments PTY LTD.

On April 28, 2023, Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”) concluded the sale of shares representing 40% of the share capital of Webmotors S.A. (“Webmotors”) to Carsales.com Investments PTY LTD (“Carsales”) (“Transaction”). With the conclusion of the Transaction, Santander Corretora became the holder of 30% and Carsales of 70% of the share capital of Webmotors.

* Values expresses in thousands, unless otherwise indicated.
3.Financial assets

a)Classification by nature and category

The classification by nature and category for the purposes of evaluating the Bank's assets, except balances related to “Cash and cash equivalents” and “Derivatives used as Hedge”, on September 30, 2024 and December 31, 2023 is shown below:

				09/30/2024
	Financial Assets Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Financial Assets Measured At Amortized Cost	Total
Balances with the Brazilian Central Bank	125,684,850	-	93,051,431	218,736,281
Loans and amounts due from credit institutions	-	-	27,443,224	27,443,224
Of which:
Loans and amounts due from credit institutions	-	-	27,444,342	27,444,342
Impairment losses (note 3-b.2)	-	-	(1,118)	(1,118)
Loans and advances to customers	5,610,503	-	539,059,098	544,669,601
Of which:
Loans and advances to customers, (1)	5,610,503	-	570,896,287	576,506,790
Impairment losses (note 3-b.2)	-	-	(31,837,189)	(31,837,189)
Debt instruments	94,028,507	77,430,289	90,081,399	261,540,195
Of which:
Debt instruments	94,028,507	77,430,289	91,952,479	263,411,275
Impairment losses (note 3-b.2)	-	-	(1,871,080)	(1,871,080)
Equity instruments	4,622,227	18,077	-	4,640,304
Trading derivatives	32,625,563	-	-	32,625,563
Total	262,571,650	77,448,366	749,635,152	1,089,655,168

				12/31/2023
	Financial Assets Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Financial Assets Measured At Amortized Cost	Total
Balances With The Brazilian Central Bank	88,898,186	—	81,969,532	170,867,718
Loans and amounts due from credit institutions	—	—	25,709,081	25,709,081
Of which:
Loans and amounts due from credit institutions	—	—	25,716,845	25,716,845
Impairment losses	—	—	(7,764)	(7,764)
Loans and advances to customers	3,040,712	—	514,936,423	517,977,135
Of which:
Loans and advances to customers,(1)	3,040,712	—	548,495,491	551,536,203
Impairment losses	—	—	(33,559,068)	(33,559,068)
Debt instruments	84,291,192	59,036,137	101,087,321	244,414,650
Of which:
Debt instruments	84,291,192	59,036,137	102,673,487	246,000,816
Impairment losses	—	—	(1,586,166)	(1,586,166)
Equity instruments	3,422,154	15,953	—	3,438,107
Trading derivatives	29,269,652	—	—	29,269,652
Total	208,921,896	59,052,090	723,710,121	991,684,107
(1) On September 30, 2024, the balance recorded in “Loans and advances to customers” referring to operations of the assigned credit portfolio is R$22,214 (12/31/2023 – R$26,696) and R$21,011 (12/31/2023 - R$25,497) of “Other financial liabilities - Financial Liabilities Associated with the Transfer of Assets”.

* Values expresses in thousands, unless otherwise indicated.

b)Valuation adjustments arising from loss of recoverable value of financial assets

b.1)Financial assets measured at fair value through Other Comprehensive Income

As indicated in explanatory note 2 to the Bank's consolidated Interim Financial Statements for the quarter ended September 30, 2024, variations in the carrying value of financial assets and liabilities are recognized in the consolidated income statement and except in the case of financial assets measured at fair value through other comprehensive income, where changes in fair value are temporarily recognized in consolidated Net Equity, in “Other comprehensive income”.

Debits or credits in "Other Comprehensive Income" arising from changes in fair value remain in the Bank's consolidated Net Equity until the respective assets are written off, when they are then recognized in the consolidated income statement. As part of the fair value measurement process, when there is evidence of losses in the recoverable value of these instruments, the amounts are no longer recognized in Net Equity under the heading "Financial Assets Measured at Fair Value through Other Comprehensive Income” and are reclassified to the Consolidated Income Statement at the cumulative value on that date.

On September 30, 2024, the Bank analyzed the variations in the fair value of the various assets that make up this portfolio and concluded that, on that date, there were no significant differences whose origin could be considered as resulting from impairment losses. Consequently, all changes in the fair value of these assets are presented in “Other Comprehensive Income”. Changes in the balance of other comprehensive income in the interim period are recognized in the consolidated statement of Other Comprehensive Income.

b.2)Financial Assets Measured at Amortized Cost - Loans, other amounts with credit institutions, advances to customers and debt instrument

Changes in provisions for recoverable value losses of assets included in “Financial Assets Measured at Amortized Cost - Loans, Other Amounts with Credit Institutions, Advances to Customers and Debt Instrument” (1) in the periods ended September 30, 2024 and 2023 were the following:

	01/01 to	01/01 to
	09/30/2024	09/30/2023
Balance at beginning of the period	35,152,071	35,211,623
Provision for losses on financial assets	19,123,805	19,380,366
Write-off of impaired balances against recorded impairment allowance	(20,595,984)	(20,967,869)
Exchange Variation	29,495	(13,623)
Balance at end of the period (Note 3.a)	33,709,387	33,610,497
Provision for contingent liabilities (note 10.a)	464,080	487,021
Total balance of allowance for impairment losses, including provisions for contingent liabilities	34,173,467	34,097,518
Loans written-off recovery	719,903	1,104,544
Discount granted	(2,425,824)	(2,055,847)

(1) Includes Provision for Losses on Financial Guarantee Contracts Provided.

c)Non-recoverable assets

A financial asset is considered non-recoverable when there is objective proof of the occurrence of events that: (i) cause an adverse impact on the estimated future cash flows on the date of the transaction, in the case of debt instruments (loans and debt securities); (ii) mean that their book value cannot be fully recovered, in the case of equity instruments; (iii) arising from the violation of loan clauses or terms, and (iv) during bankruptcy proceedings.

Details of changes in the balance of financial assets classified as “Loans, advances to customers and Debt Instruments” considered as non-recoverable due to credit risk in the periods ended September 30, 2024 and 2023 are as follows:

	01/01 to	01/01 to
	09/30/2024	09/30/2023
Balance at beginning of the period	39,886,905	39,146,979
Net additions	23,143,508	23,229,225
Write-off of impaired balances against recorded impairment allowance	(21,163,948)	(22,904,532)
Balance at end of the period	41,866,465	39,471,672

* Values expresses in thousands, unless otherwise indicated.
d)Provisions for Losses of Financial Guarantee Contracts Provided

IFRS 9 requires that the provision for expected credit losses be recorded for financial guarantee contracts provided, that have not yet been honored. It should be measured and accounted for at the provision expense that reflects the credit risk in the event of honored guarantees and the endorsed customer does not comply with its contractual obligations. Below is the movement of these provisions for the periods ended September 30, 2024 and 2023.

	01/01 to	01/01 to
	09/30/2024	09/30/2023
Balances at the beginning of the period	378,145	340,005
Constitution of provisions for contingent liabilities	9,494	103,815
Balances at the end of period	387,639	443,820

4.Non-current assets held for sale

Non-current assets held for sale include assets not in use.

5.Interests in associates and joint ventures

Joint Control
Banco Santander and its subsidiaries consider investments classified as joint control when they have a shareholders' agreement which defines that strategic, financial and operational decisions require the unanimous consent of all investors.

Significant Influence
Affiliates are entities over which the Bank is able to exercise significant influence (significant influence is the power to participate in the financial and operational policy decisions of the investee) but does not control or have joint control.

a)Composition

			Participation %
	Activity	Country	09/30/2024	12/31/2023
Jointly Controlled by Banco Santander
Banco RCI Brasil S.A.	Bank	Brazil	39.89%	39.89%
Estruturadora Brasileira de Projetos S.A. - EBP (1)(2)	Other Activities	Brazil	11.11%	11.11%
Gestora de Inteligência de Crédito (1)	Credit Bureau	Brazil	15.56%	15.56%
Santander Auto S.A.	Other Activities	Brazil	50.00%	50.00%
Jointly Controlled by Santander Corretora de Seguros
Tecnologia Bancária S.A. (1)	Other Activities	Brazil	18.98%	18.98%
Hyundai Corretora de Seguros	Insurance Broker	Brazil	50.00%	50.00%
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	Other Activities	Brazil	20.00%	20.00%
Biomas - Serviços Ambientais, Restauração e Carbono S.A.	Other Activities	Brazil	16.66%	16.67%
Jointly Controlled by Webmotors S.A.
Loop Gestão de Pátios S.A. (Loop)	Provision of Services	Brazil	51.00%	51.00%
Car10 Tecnologia e Informação S.A. (Car10)	Technology	Brazil	66.67%	66.67%
Jointly Controlled Car10 Tecnologia e Informação S.A
Pag10 Fomento Mercantil Ltda	Technology	Brazil	100.00%	100.00%
Jointly Controlled by Tecnologia Bancária S.A.
Tbnet Comércio, Locação e Administração Ltda. (Tbnet)	Other Activities	Brazil	100.00%	100.00%
TecBan Serviços Integrados Ltda.	Other Activities	Brazil	100.00%	100.00%
Jointly Controlled by Tbnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte)	Other Activities	Brazil	100.00%	100.00%
Significant Influence of Banco Santander
Núclea S.A.	Other Activities	Brazil	17.53%	17.53%
Pluxee Beneficios Brasil S.A	Benefits	Brazil	20.00%	0.00%
Significant Influence of Santander Corretora de Seguros
Webmotors S.A. (3)	Technology	Brazil	30.00%	30.00%

* Values expresses in thousands, unless otherwise indicated.

	09/30/2024			12/31/2023
	Assets	Liabilities	Profit (Loss)	Assets	Liabilities	Profit (Loss)
Jointly Controlled by Banco Santander	13,405,239	13,344,931	60,308	13,123,616	13,018,222	105,394
Banco RCI Brasil S.A.	11,785,490	11,741,157	44,334	11,547,631	11,442,688	104,943
Estruturadora Brasileira de Projetos S.A. - EBP	3,543	3,720	(177)	1,784	1,783	1
Gestora de Inteligência de Crédito	1,188,449	1,209,007	(20,559)	1,257,492	1,295,424	(37,932)
Santander Auto S.A.	427,757	391,047	36,710	316,709	278,327	38,382
Jointly Controlled by Santander Corretora de Seguros	3,027,174	3,028,701	(1,527)	3,066,701	3,048,870	17,830
Tecnologia Bancária S.A. - TECBAN	2,770,449	2,741,598	28,851	2,815,300	2,795,143	20,156
Hyundai Corretora de Seguros	6,323	5,321	1,002	5,246	4,540	707
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	212,742	218,807	(6,065)	219,149	213,693	5,455
Biomas - Serviços Ambientais, Restauração e Carbono S.A.	37,660	62,975	(25,315)	27,006	35,494	(8,488)
Significant Influence of Banco Santander	11,129,530	10,542,277	587,253	3,298,189	2,750,256	547,933
Núclea S.A.	2,824,062	2,379,794	444,268	3,298,189	2,750,256	547,933
Pluxee BenefÍcios Brasil S.A.	8,305,468	8,162,483	142,985	-	-	-
Significant Influence of Santander Corretora de Seguros	591,635	460,262	131,373	485,398	366,626	118,772
Webmotors S.A.	591,635	460,262	131,373	485,398	366,626	118,772
Total	28,153,578	27,376,171	777,407	19,973,904	19,183,974	789,929
(1) The Bank exercises joint control over the entity with the other majority shareholders, through a shareholders' agreement where no business decision can be taken by a single shareholder.
(2) In accordance with the shareholders' agreement, control is shared by Santander Corretora de Seguros and Carsales.com Investments PTY LTD. (Carsales).
(3) Banco Santander Brasil S.A, through its Subsidiary Santander Corretora de Seguros sold part of its shareholding in Webmotors S.A, to Carsales, thus disposing of 40% of the company's share capital in the Consolidated, as detailed in the note two.

	Investments		Results
			01/01 to	01/01 to
	09/30/2024	12/31/2023	09/30/2024	09/30/2023
Jointly Controlled by Banco Santander	668,077	585,101	71,003	43,666
Banco RCI Brasil S.A.	561,146	491,623	55,953	33,025
Estruturadora Brasileira de Projetos S.A. - EBP	390	209	(7)	14
Gestora de Inteligência de Crédito	53,208	56,507	(3,298)	(4,601)
Santander Auto S.A.	53,333	36,762	18,355	15,228
Jointly Controlled by Santander Corretora de Seguros	299,385	293,840	545	1,083
Tecnologia Bancária S.A. - TECBAN	251,559	246,083	5,476	(317)
Hyundai Corretora de Seguros	2,108	1,607	501	226
Stellantis Corretora de Seguros e Serviços Ltda.		-		1,925
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	41,352	42,565	(1,213)	(424)
Biomas - Serviços Ambientais, Restauração e Carbono S.A.	4,366	3,585	(4,219)	(327)
Significant Influence of Banco Santander	2,437,790	503,922	106,477	82,093
Núclea S.A.	381,799	503,922	77,880	82,093
Pluxee Beneficios Brasil S.A	2,055,991	-	28,597	-
Significant Influence of Santander Corretora de Seguros	273,907	226,917	36,321	34,390
Webmotors S.A.	273,907	226,917	36,321	34,390
Total	3,679,159	1,609,780	214,346	161,232

The balance of the transaction for the acquisition of a stake in Pluxee includes its investment in its benefits subsidiary, Pluxee Instituição de Pagamento S.A. (Current name of “Ben Benefícios e Serviços Instituição de Pagamentos S.A”) and goodwill generated by expected future profitability, as per the terms described in Note 2.c.

The Bank does not have guarantees granted to companies with joint control and significant influence.

The Bank does not have contingent liabilities with significant possible risk of loss related to investments for companies with joint control and significant influence.

* Values expresses in thousands, unless otherwise indicated.
b)Variation

Below are the variations in the balance of this item in the periods ended September 30, 2024 and 2023:

	01/01 to 09/30/2024		01/01 to 09/30/2023
	Joint Control	Significant Influence	Joint Control	Significant Influence
Balance at beginning of exercise	878,944	730,836	1,320,129	407,441
Consolidation Scope Changes	-	-	(386,437)	386,437
Adjustment to market value	40,059	976	(29,727)	(651)
Add / Lower	187	-	(2,111)	(185,371)
Equity in earnings of subsidiaries	71,548	142,798	44,749	116,483
Dividends proposed / received	(28,272)	(188,101)	(50,757)	(13,956)
Jointly Controlled Capital Increase	5,000	2,025,184	5,000	54
Balance at end of period	967,466	2,711,693	900,846	710,437
Total Investments		3,679,159		1,611,283

c)Losses due to non-recovery

No impairment losses were recognized on investments in associates and joint ventures on September 30, 2024 and December 31, 2023.

d)Other information

Details of the principal jointly controlled company:

•Banco RCI Brasil S.A.: Company constituted as a joint stock company with headquarters in Paraná, its main objective is to carry out investment, leasing, credit, financing and investment operations, aiming to sustain the growth of the Renault and Nissan automotive brands in the Brazilian market, with operations aimed at, mainly, financing and leasing to the end consumer. It is a financial institution that is part of the RCI Banque Group and the Santander Conglomerate, and its operations are conducted within the context of a group of institutions that operate in an integrated manner in the financial market. In accordance with the Shareholders' Agreement, the main decisions that impact this company are taken jointly between Banco Santander and other controlling shareholders.

* Values expresses in thousands, unless otherwise indicated.
6.Permanent assets

The Bank's tangible assets refer to fixed assets for its own use. The Bank does not have tangible assets held as investment property or leased under operating leases. The Bank is also not a party to any financial lease agreement during the periods ending September 30, 2024 and 2023.

a)Composition

Details, by asset category, of tangible assets in the consolidated balance sheets are as follows:

	Land and buildings	Furniture and equipment for use and vehicles	Lease Fixed Assets	Facilities	Improvements to third party properties	Fixed Assets in Progress	Total
Balance as of December 31, 2023	1,560,218	2,556,247	1,392,926	443,354	1,022,541	110,278	7,085,564
Addition	772	227,839	182,668	20,854	95,709	44,270	572,112
Write-off	(7,055)	(20,427)	(162,500)	(14,326)	(29,466)	(58,380)	(292,154)
Depreciation of the period	(51,546)	(628,701)	(222,644)	(68,160)	(245,228)	(1,528)	(1,217,807)
Transfers	93	35,845	-	7,107	53,645	(55,100)	41,590
Balance as of September 30, 2024	1,502,482	2,170,803	1,190,450	388,829	897,201	39,540	6,189,305

Depreciation expenses were recorded under the heading “Depreciation and amortization” in the income statement.

b)Losses due to non-recovery

In the period ended September 30, 2024, there was no impact from losses due to non-recovery (12/31/2023 – R$ 4,984)

c)Commitment to purchase tangible assets

As of September 30, 2024 and December 31, 2023, the Bank has no contractual commitments for the acquisition of tangible assets.

7.Intangible assets - Goodwill

The goodwill constitutes the excess between the acquisition cost and the Bank's share in the net fair value of the acquiree's assets, liabilities and contingent liabilities. When the excess is negative (discount), it is recognized immediately in profit or loss. In accordance with IFRS 3 Business Combinations, goodwill is carried at cost and is not amortized, but tested annually for impairment purposes or whenever there is evidence of impairment of the cash-generating unit to which it was allocated. Goodwill is recorded at its cost value less accumulated impairment losses. Impairment losses recognized on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying value of the goodwill related to the entity sold.

The recorded goodwill is subject to the recoverability test (note 1.c.3.1.v) and was allocated according to the operating segment (note 15).

Based on the assumptions described above, no loss of recoverable value of goodwill was identified on September 30, 2024. Throughout the first quarter of 2024, no indications of loss of recoverable value of goodwill were identified.

	09/30/2024	12/31/2023
Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,565	27,217,565
Em Dia Serviços Especializados em Cobranças Ltda.	184,447	184,447
Toro Corretora de Títulos e Valores Mobiliários Ltda.	160,770	160,770
Olé Consignado (current corporate name of Banco Bonsucesso Consignado)	62,800	62,800
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	42,135	42,135
Return Capital Serviços de Recuperação de Créditos S.A. (current corporate name of Ipanema Empreendimentos e Participações S.A.)	24,347	41,324
Monetus Investimentos S.A.	39,919	39,919
Mobills Labs Soluções em Tecnologia Ltda.	39,589	39,589
Solution 4Fleet Consultoria Empresarial S.A.	32,590	32,590

* Values expresses in thousands, unless otherwise indicated.

Santander Brasil Tecnologia S.A.	16,381	16,381
Apê11 Tecnologia e Negócios Imobiliários S.A.	9,777	9,777
GIRA, Gestão Integrada de Recebíveis do Agronegócio S.A.	-	5,271
FIT Economia de Energia S.A.	3,992	-
América Gestão Serviços em Energia S.A	61,609	-
Total	27,895,921	27,852,568

		Commercial Bank
		12/31/2023
Key assumptions:
Basis for determining the recoverable amount
Period of the projections of cash flows (1)		5 years
Perpetual growth rate		5.4%
Pre-tax discount rate		20.3%
Discount rate		13.0%
(1) Cash flow projections are based on Management's internal budget and growth plans, considering historical data, expectations and market conditions such as industry growth, interest rates and inflation indices.

A quantitative goodwill recoverability test is performed annually. At the end of each year, an analysis is carried out regarding the existence of signs of impairment. In the period ended September 30, 2024 and fiscal year 2023 there was no evidence of impairment. In the goodwill recoverability test, discount and growth rates in perpetuity are the most sensitive assumptions for calculating the present value (value in use) of discounted future cash flows.

8.Intangible assets - Other intangible assets

The movement of other intangible assets in the periods ended September 30, 2024 and 2023 was as follows:

	Movement of:
	12/31/2023 to 09/30/2024			12/31/2022 to 09/30/2023
	IT developments	Other assets	Total	IT developments	Other assets	Total
Opening Balance	4,203,147	319,798	4,522,945	3,457,640	255,767	3,713,407
Addition	1,158,901	93,415	1,252,316	1,222,899	95,094	1,317,993
Write-off	(72,481)	(100,227)	(172,708)	(86,711)	(22,004)	(108,715)
Transfers	(33,739)	18,385	(15,354)	(4,806)	-	(4,806)
Amortization	(786,755)	(16,128)	(802,883)	(446,333)	(211,211)	(657,544)
Impairment	-	-	-	(7,157)	(959)	(8,116)
Final balance	4,469,073	315,243	4,784,316	4,135,532	116,687	4,252,219
Estimated Useful Life	5 years	Until 5 years		5 years	Until 5 years

Amortization expenses were included in the item "Depreciation and amortization" in the income statement.

9.Financial liabilities

a)Classification by nature and category

The classification, by nature and category for evaluation purposes, of the Bank's financial liabilities other than those included in “Derivatives used as Hedge”, on September 30, 2024 and December 31, 2023:

			09/30/2024
	Financial Liabilities Measured at Fair Value Through Profit or Loss	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	157,784,010	157,784,010
Customer deposits	-	601,744,059	601,744,059
Marketable debt securities	4,159,443	127,508,062	131,667,505
Trading derivatives	30,988,598	-	30,988,598
Short positions	33,246,538	-	33,246,538

* Values expresses in thousands, unless otherwise indicated.

Debt Instruments Eligible to Compose Capital	-	29,492,163	29,492,163
Other financial liabilities	99,932	76,551,354	76,651,286
Total	68,494,511	993,079,648	1,061,574,159

			12/31/2023
	Financial Liabilities Measured at Fair Value Through Profit or Loss	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	118,511,957	118,511,957
Customer deposits	-	583,220,576	583,220,576
Marketable debt securities	5,985,593	124,397,422	130,383,015
Trading derivatives	23,763,857	-	23,763,857
Short positions	19,831,991	-	19,831,991
Debt Instruments Eligible to Compose Capital	-	19,626,967	19,626,967
Other financial liabilities	-	64,793,584	64,793,584
Total	49,581,441	910,550,506	960,131,947

b)Composition and details

b.1)Deposits from the Central Bank of Brazil and Deposits from credit institutions

	09/30/2024	12/31/2023
Demand deposits (1)	3,569,498	5,100,220
Time deposits (2)	129,350,053	95,289,502
Repurchase agreements	24,864,459	18,122,235
Of which:
Backed operations with Private Securities (3)	30,173	62,882
Backed operations with Government Securities	24,834,286	18,059,353
Total	157,784,010	118,511,957
(1) Unpaid accounts.
(2) Includes operations with credit institutions resulting from export and import financing lines, onlendings from the country (BNDES and Finame) and abroad, and other credit lines abroad.
(3) They basically refer to repurchase agreements backed by self-issued debentures.

b.2)Customer deposits

	09/30/2024	12/31/2023
Demand deposits	93,999,777	94,674,392
Current accounts (1)	36,933,485	36,598,932
Savings accounts	57,066,292	58,075,460
Time deposits	414,302,697	390,497,032
Repurchase agreements	93,441,585	98,049,152
Of which:
Backed operations with Private Securities (2)	15,768,508	21,550,508
Backed operations with Government Securities	77,673,077	76,498,644
Total	601,744,059	583,220,576
(1) Unpaid accounts.
(2) They basically refer to repurchase agreements backed by self-issued debentures.

* Values expresses in thousands, unless otherwise indicated.
b.3)Bonds and securities

	09/30/2024	12/31/2023
Real Estate Credit Notes - LCI (1)	41,103,435	41,677,823
Eurobonds	17,129,892	13,612,088
Treasury Bills (2)	16,088,354	22,729,058
Agribusiness Credit Notes - LCA	40,416,234	36,422,805
Guaranteed Real Estate Bill - LIG (3)	16,929,590	15,941,241
Total	131,667,505	130,383,015
(1) Real estate credit bills are fixed income securities backed by real estate credits and guaranteed by a mortgage or fiduciary sale of real estate. On September 30, 2024, they have a maturity date between 2024 and 2034 (12/31/2023 – with a maturity date between 2024 and 2030).
(2) The main characteristics of financial bills are a minimum term of two years, a minimum nominal value of R$50 and permission for early redemption of only 5% of the amount issued. On September 30, 2024, they have a maturity date between 2024 and 2034 (12/31/2023 - with a maturity date between 2024 and 2033).
(3) Guaranteed Real Estate Bills are fixed income securities backed by real estate credits guaranteed by the issuer and by a pool of real estate credits separated from the issuer's other assets. On September 30, 2024, they have a maturity date between 2024 and 2035 (12/31/2023 - with a maturity date between 2024 and 2035).

The changes in the balance of "Bonds and securities" in the period ended September 30, 2024 and 2023 were as follows:

	01/01 to	01/01 to
	09/30/2024	09/30/2023
Balance at beginning of the semester	130,383,015	116,042,393
Issues and Payments	(1,600,389)	12,828,500
Interest	2,703,076	5,153,018
Exchange differences and other	181,803	(1,393,890)
Balance at end of the semester	131,667,505	132,630,021

The composition of "Eurobonds and other securities" is as follows:

Issuance	Maturity Until	Interest Rate (p.a.)	2024	2023
2021	2031	Until 9% + CDI	3,645,811	3,337,315
2022	2035	Until 9% + CDI	1,549,003	1,918,929
2023	2031	Until 9% + CDI	3,052,066	8,355,844
2024	2033	Until 9% + CDI	8,883,012	-
Total			17,129,892	13,612,088

b.4)Equity Eligible Debt Instruments

The details of the balance of the item "Debt Instruments Eligible for Capital" referring to the issuance of capital instruments to compose level I and level II of reference equity, are as follows:

	Issuance	Maturity	Value in millions	Interest Rate (p.a.)	09/30/2024	12/31/2023
Tier I (1)	Nov-18	No Maturity (Perpetual)	US$1,250	8.9%	7,049,547	6,116,218
Financial Bills - Tier II (2)	Nov-21	Nov-31	R$5,300	CDI+2%	7,749,179	7,072,124
Financial Bills - Tier II (2)	Dec-21	Dec-31	R$200	CDI+2%	292,174	266,647
Financial Bills - Tier II (2)	Oct-23	Oct-33	R$6,000	CDI+1.6%	6,742,504	6,171,978
Financial Bills - Tier I (3)	Sep-24	No Maturity (Perpetual)	R$7,000	CDI+1.4%	7,658,759	-
Total					29,492,163	19,626,967
(1) The issues were made through the Cayman Agency and there is no Income Tax at Source, and interest is paid semi-annually, starting from May 8, 2019.
(2) Financial Bills issued in November 2021 and October 2023 have redemption and repurchase options.
(3) Financial Letters issued in September 2024 have redemption and repurchase options, and interest is paid semi-annually, starting on March 5, 2025.

* Values expresses in thousands, unless otherwise indicated.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand when exceeding this minimum value;

(b) The Notes may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary from the date of issue of the Notes, at the Bank's sole discretion or due to changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

The changes in the balance of "Equity Eligible Debt Instruments" in the periods ended September 30, 2024 and 2023 were as follows:

	01/01 to	01/01 to
	09/30/2024	09/30/2023
Balance at beginning of the period	19,626,967	19,537,618
Emission	7,600,200	-
Interest payment Tier I (1)	509,664	382,930
Interest payment Tier II (1)	1,273,108	156,015
Foreign exchange variation	598,574	498,944
Interest Payment - Level I	(116,350)	(347,685)
Interest Payment - Level II	-	(278,094)
Balance at end of the period	29,492,163	19,949,728
(1) The interest remuneration referring to the Debt Instrument Eligible for Tier I and II Capital was recorded as a contra entry to the result for the period as "Interest and Similar Expenses ".

10.Provision for judicial and administrative proceedings, commitments and other provisions

a)Composition

The composition of the balance of the item “Provisions” is as follows:

	09/30/2024	12/31/2023
Pension fund provisions and similar requirements (1)	4,791,176	2,543,504
Provisions for judicial and administrative proceedings, commitments and other provisions	9,791,780	8,930,277
Judicial and administrative proceedings under the responsibility of former controlling stockholders	496	496
Judicial and administrative proceedings	9,232,177	8,457,667
Of which:
Civil	3,216,724	2,888,359
Labor	3,370,273	3,277,476
Tax and Social Security	2,645,180	2,291,832
Provision for contingent liabilities (Note 3 b.2)	464,080	382,485
Other provisions	95,027	89,629
Total	14,582,956	11,473,781
(1) The amount includes the effects of the obligation created as a result of the transaction signed between Banco Santander, BANESPREV, AFABESP and legal advisors on June 27, 2024. See details in item b.2.

b) Tax, Social Security, Labor and Civil Provisions

Banco Santander and its subsidiaries are an integral part of legal and administrative proceedings of a tax, social security, labor and civil nature, arising in the normal course of their activities.

The provisions were constituted based on the nature, complexity and history of the actions and the loss assessment of the companies' actions based on the opinions of internal and external legal advisors. Banco Santander's policy is to fully provision the value at risk of shares whose assessment is probable loss.

Management understands that the provisions set up are sufficient to cover possible losses arising from legal and administrative proceedings as follows:

* Values expresses in thousands, unless otherwise indicated.
b.1)Judicial and Administrative Proceedings of a Tax and Social Security Nature

Main judicial and administrative proceedings with probable risk of loss

Banco Santander and its controlled companies are parties to legal and administrative proceedings related to tax and social security discussions, which are classified based on the opinion of legal advisors, as risk of probable loss.

Provisional Contribution on Financial Transactions (CPMF) in Customer Operations - R$1,149 million (12/31/2023 - R$1,099 million) Consolidated: in May 2003, the Brazilian Federal Revenue Service issued a tax assessment notice on Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another case at Banco Santander (Brasil) S.A. The object of the case was the collection of CPMF on operations carried out by Santander DTVM in the management of its customers' resources and clearing services provided by the Bank to Santander DTVM, which occurred during the years 2000, 2001 and 2002. The administrative process ended unfavorably for both Companies. On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to cancel both tax debts. Said action had an unfounded sentence and ruling, which led to the filing of a Special Appeal to the STJ and an Extraordinary Appeal to the STF, which are awaiting judgment. Based on the assessment of legal advisors, a provision was set up to cover the loss considered probable in the legal suit.

National Social Security Institute (INSS) - R$141 million in the Consolidated (12/31/2023 - R$138 million in the Consolidated): Banco Santander and the controlled companies discuss administratively and judicially the collection of the social security contribution and the education salary on various amounts that, according to the assessment of the legal advisors, do not have a salary nature.

Service Tax (ISS) - Financial Institutions - R$360 million in the Consolidated (12/31/2023 - R$379 million in the Consolidated): Banco Santander and its controlled companies discuss administratively and judicially the requirement, by several municipalities, for the payment of ISS on various revenues arising from operations that are not usually classify as provision of services. Furthermore, other actions involving ISS, classified as possible risk of loss, are described in note 10.b.4.

b.2)Judicial and Administrative Proceedings of a Labor Nature

These are actions filed by Unions, Associations, the Public Ministry of Labor and former employees claiming labor rights that they believe are due, in particular the payment of “overtime” and other labor rights, including processes related to retirement benefits.

For lawsuits considered common and similar in nature, provisions are recorded based on the historical average of closed lawsuits. Actions that do not meet the previous criteria are provisioned in accordance with an individual assessment carried out, with provisions being constituted based on the probable risk of loss, the law and jurisprudence in accordance with the loss assessment carried out by legal advisors.

Former Banespa Employees.

Class action filed by AFABESP (an association of retired and former employees of Banespa) seeking payment of a semiannual bonus provided for in the former bylaws of BANESPA. The final decision in the action was unfavorable to Banco Santander. Therefore, each beneficiary of the decision may file an individual action to receive the amount due.

As the judgments adopted different positions for each case, a procedure called Incident of Resolution of Repetitive Demands (IRDR) was instituted before the Regional Labor Court (TRT) with the objective of establishing objective criteria regarding the theses defended by the Bank, mainly the prescriptive term and payment limitations until December 2006 (regarding the establishment of Plan V). On March 11, 2024, the IRDR incident was admitted for future judgment and the suspension of all lawsuits that are in the second instance (TRT) and filed in São Paulo (Capital) and other cities that are part of the jurisdiction of the TRT of São Paulo was determined.

Finally, due to the divergence in interpretation of the labor statute of limitations provided for in the Federal Constitution, an Action for Allegation of Non-Compliance with a Fundamental Precept (ADPF) was also filed, so that the Federal Supreme Court (STF) can resolve the issue and indicate the correct term to be used in the individual cases filed.

On June 27, 2024, a transaction was signed between Banco Santander, BANESPREV, AFABESP and legal advisors establishing criteria and conditions for the settlement of individual lawsuits. By August 23, 2024 (end of the adhesion period), approximately 90% of eligible beneficiaries had formalized their adhesion to the aforementioned transaction, which was subsequently approved by court order, and the respective individual lawsuits will be terminated. Banco Santander recorded an obligation related to the amounts actually due for payment of the transaction. (Item a,Note 10).

The other individual processes, whose beneficiaries did not adhere to the aforementioned transaction, are pending a final decision regarding the controversial legal issues, which will be resolved when the IRDR and ADPF are judged.

* Values expresses in thousands, unless otherwise indicated.

b.3)Judicial and Administrative Proceedings of a Civil Nature

These provisions generally arise from: (1) actions requesting a review of contractual terms and conditions or requests for monetary adjustments, including alleged effects of the implementation of various government economic plans, (2) actions arising from financing contracts, (3) enforcement actions; and (4) actions for compensation for losses and damages. For civil actions considered common and similar in nature, provisions are recorded based on the historical average of closed cases. Claims that do not meet the previous criteria are provisioned in accordance with an individual assessment carried out, with provisions being constituted based on the probable risk of loss, the law and jurisprudence in accordance with the loss assessment carried out by legal advisors.

The main processes classified as probable loss risk are described below:

Compensation Suits - Refer to compensation for material and/or moral damage, relating to the consumer relationship, mainly dealing with issues relating to credit cards, direct consumer credit, current accounts, billing and loans and other matters. In actions relating to causes considered similar and usual for the business, in the normal course of the Bank's activities, the provision is constituted based on the historical average of closed processes. Actions that do not meet the previous criteria are provisioned in accordance with an individual assessment carried out, with provisions being constituted based on the probable risk of loss, the law and jurisprudence in accordance with the loss assessment carried out by legal advisors.

Economic Plans - They refer to judicial discussions, which plead alleged inflationary purges resulting from Economic Plans (Bresser, Verão, Collor I and II), as they understand that such plans violated acquired rights related to the application of inflationary indices supposedly due to Savings Accounts, Judicial Deposits and Term Deposits (CDBs). The actions are provisioned based on the individual assessment of loss carried out by legal advisors.

Banco Santander is also a party to public civil actions on the same matter, filed by consumer protection entities, the Public Prosecutor's Office or Public Defenders' Offices. The constitution of a provision is only made for cases with probable risk, based on requests for individual executions. The issue is still under analysis by the STF. There is jurisprudence in the STF favorable to Banks in relation to an economic phenomenon similar to that of savings, as in the case of correction of time deposits (CDBs) and corrections applied to contracts (table).

However, the STF's jurisprudence has not yet been consolidated on the constitutionality of the rules that modified Brazil's monetary standard. On April 14, 2010, the Superior Court of Justice (STJ) decided that the deadline for filing public civil actions discussing the purges is 5 years from the date of the plans, but this decision has not yet become final. Therefore, with this decision, most of the actions, as proposed after the 5-year period, will probably be judged unfounded, reducing the amounts involved. The STJ also decided that the deadline for individual savers to qualify for Public Civil Actions is also 5 years, counting from the final judgment of the respective sentence. Banco Santander believes in the success of the theses defended before these courts due to their content and foundation.

At the end of 2017, the Federal Attorney General's Office (AGU), Bacen, the Consumer Protection Institute (Idec), the Brazilian Savers Front (Febrapo) and the Brazilian Federation of Banks (Febraban) signed an agreement that seeks to end the legal disputes over Economic Plans.

The discussions focused on defining the amount that would be paid to each author, according to the balance in the book on the date of the plan. The total value of payments will depend on the number of subscriptions, and also on the number of savers who have proven in court the existence of the account and the balance on the anniversary date of the index change. The agreement negotiated between the parties was approved by the STF.

In a decision handed down by the STF, there was a national suspension of all processes dealing with the issue for the period of validity of the agreement, with the exception of cases in definitive compliance with a sentence.

On March 11, 2020, the agreement was extended by means of an addendum, with the inclusion of actions that only involve the discussion of the Collor I Plan. This extension has a term of 5 years and the approval of the terms of the addendum occurred on the 3rd June 2020.

Management considers that the provisions constituted are sufficient to cover the risks involved with the economic plans, considering the approved agreement.

b.4)Contingent Tax and Social Security, Labor and Civil Liabilities Classified as Possible Loss Risk

These are judicial and administrative proceedings of a tax and social security, labor and civil nature classified, based on the opinion of legal advisors, as a possible risk of loss, and are therefore not provisioned.

Tax actions classified as possible loss totaled R$ 34,138 million in Consolidated (12/31/2023 - R$ 34,644 million in Consolidated), with the main processes being as follows:

* Values expresses in thousands, unless otherwise indicated.

PIS and COFINS - Legal actions brought by Banco Santander (Brasil) S.A. and other entities of the Group to rule out the application of Law No. 9.718/98, which changes the calculation basis of the Social Integration Program (PIS) and the Contribution for Social Security Financing (COFINS), extending it to all entities' revenues, and not just revenues arising from the provision of services. In relation to the Banco Santander (Brasil) S.A. case, in 2015 the Federal Supreme Court (STF) admitted the extraordinary appeal filed by the Federal Union in relation to PIS, and dismissed the extraordinary appeal filed by the Federal Public Ministry in relation to the contribution to COFINS, confirming the decision of the Federal Regional Court in favor of Banco Santander (Brasil) S.A. in August 2007. The STF decided, through General Repercussion, Topic 372 and partially accepted the Federal Union's appeal, establishing the thesis that it applies PIS/COFINS on operating revenues arising from typical activities of financial institutions. With the publication of the ruling, the Bank presented a new appeal in relation to PIS, and is awaiting analysis. Based on the assessment of the legal advisors, the risk prognosis was classified as possible loss, with an outflow of appeal not being likely. As of September 30, 2024, the amount involved is R$2,199 million. For other legal actions, the respective PIS and COFINS obligations were established.

INSS on Profit Sharing or Results (PLR) - The Bank and its controlled companies have legal and administrative proceedings arising from questions from the tax authorities, regarding the collection of social security contributions on payments made as a share in profits and results. On September 30, 2024, the value was approximately R$9,680 million.

Service Tax (ISS) - Financial Institutions - Banco Santander and its controlled companies are administratively and judicially discussing the requirement, by several municipalities, to pay ISS on various revenues arising from operations that are not usually classified as provision of services. On September 30, 2024, the value was approximately R$ 3,592 million.

Unapproved Compensation - The Bank and its affiliates discuss administratively and judicially with the Federal Revenue Service the non-approval of tax offsets with credits resulting from overpayment or undue payment. On September 30, 2024, the value was approximately R$ 5,095 million.

Losses in Credit Operations - the Bank and its controlled companies contested the tax assessments issued by the Brazilian Federal Revenue alleging the undue deduction of losses in credit operations from the IRPJ and CSLL calculation bases as they allegedly did not meet the requirements of applicable laws. On September 30, 2024, the value was approximately R$ 1,437 million.

Use of CSLL Tax Loss and Negative Base – Assessment notices drawn up by the Brazilian Federal Revenue Service in 2009 and 2019 for alleged undue compensation of tax losses and negative CSLL basis, as a consequence of tax assessments issued in previous periods. Judgment at the administrative level is awaited. On September 30, 2024, the value was approximately R$ 2,482 million.

Amortization of Banco Sudameris Goodwill - The tax authorities issued tax assessment notices to demand payment of IRPJ and CSLL, including late payment charges, related to the tax deduction of the amortization of the goodwill paid in the acquisition of Banco Sudameris, for the base period from 2007 to 2012. Banco Santander filed its respective administrative defenses. The first period assessed is awaiting analysis of an appeal at CARF. Regarding the period from 2009 to 2012, a lawsuit was filed to discuss the IRPJ portion, due to the unfavorable conclusion in the administrative proceeding. For the CSLL portion of this same period, we request the withdrawal of the Special Appeal filed, aiming to take advantage of the benefits established by Law No. 14,689/2023 (quality vote). A lawsuit will be filed for the remaining portion. On September 30, 2024, the amount was approximately R$827 million.

IRPJ and CSLL - Capital Gain - the Brazilian Federal Revenue Service issued a tax assessment notice against Santander Seguros (legal successor to ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par) charging income tax and social contribution related to the 2005 fiscal year. The Brazilian Federal Revenue Service claims that the capital gain on the sale of shares in Real Seguros S.A. and Real Vida e Previdência S.A by AAB Dois Par should be taxed at a rate of 34.0% instead of 15.0%. The assessment was administratively challenged with. based on the understanding that the tax treatment adopted in the transaction was in accordance with current tax legislation and the capital gain was duly taxed. The Administrative process ended unfavorably to the Company. In July 2020, the Company filed a lawsuit seeking to cancel the debt. legal action awaits judgment. Banco Santander is responsible for any adverse result in this process as former controller of Zurich Santander Brasil Seguros e Previdência S.A. On September 30, 2024, the amount was approximately R$ 567 million.

IRRF – Foreign Remittance – The Company filed a lawsuit seeking to eliminate the Withholding Income Tax – IRRF, on payments derived from the provision of technology services by companies based abroad, due to the existence of International Treaties signed between Brazil and Chile; Brazil-Mexico and Brazil-Spain, thus avoiding double taxation. A favorable sentence was given and there was an appeal by the National Treasury, to the Federal Regional Court of the 3rd Region, where it awaits judgment. On September 30, 2024, the value was approximately R$ 1.004 million.

Labor claims classified as possible loss totaled R$ 452 million in Consolidated, including the process below:

Adjustment of Banesprev Retirement Supplements by IGPDI – Collective action filed by AFABESP requesting the change of the adjustment index of the social security benefit for retirees and former employees of Banespa, hired before 1975. Initially the action was judged

* Values expresses in thousands, unless otherwise indicated.
unfavorably to Banco Santander, which appealed this initial decision and on August 23, 2024, was judged in favor of Banco Santander. Following this new decision, on August 30, 2024, AFABESP filed Motions for Clarification which are pending judgment.

Liabilities related to civil actions with possible risk of loss totaled R$2,899 million, with the main processes being:

Compensation Action Regarding Custody Services Provided by Banco Santander. The case is in the expert phase and has not yet been sentenced.

11.Stockholders’ equity

a)Capital Stock

In accordance with the Bylaws, Banco Santander's Capital Stock may be increased up to the limit of the authorized capital, regardless of statutory reform, upon deliberation by the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, observing the legal limits established regarding the number of preferred shares. Any capital increase exceeding this limit will require shareholder approval.

At the Ordinary General Meeting held on April 26, 2024, the increase in share capital in the amount of R$10,000,000,000.00 (ten billion reais) was approved, without the issuance of new shares, through the capitalization of part of the balance of the statutory profit reserve.

The Capital Stock, fully subscribed and paid in, is divided into registered-registered shares, with no par value.

						In Thousands of Shares
			09/30/2024			12/31/2023
	Ordinary	Preferred	Total	Ordinary	Preferred	Total
Country Residents	142,889	168,617	311,506	124,804	150,621	275,425
Residents Abroad	3,675,806	3,511,219	7,187,025	3,693,891	3,529,215	7,223,106
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(19,031)	(19,031)	(38,062)	(27,193)	(27,193)	(54,386)
Total in Circulation	3,799,664	3,660,805	7,460,469	3,791,502	3,652,643	7,444,145

b)Dividends and Interest on Equity

Statutorily, shareholders are guaranteed minimum dividends of 25% of the Net Profit for each year, adjusted in accordance with legislation. Preferred shares do not have voting rights and cannot be converted into common shares, but they have the same rights and advantages granted to common shares, in addition to priority in the distribution of dividends and an additional 10% on dividends paid to common shares, and in the reimbursement of capital, without premium, in the event of the Bank's dissolution.

Dividends were calculated and paid in accordance with the Brazilian Corporation Law.

Before the Annual Shareholders' Meeting, the Board of Directors may decide on the declaration and payment of dividends on profits earned, based on: (i) balance sheets or Profits Reserve existing in the last balance sheet or (ii) balance sheets issued in periods of less than six months, provided that the total dividends paid in each semester of the fiscal year do not exceed the value of the Capital Reserves. These dividends are fully allocated to the mandatory dividend.

Below, we present the distribution of Dividends and Interest on Equity made on September 30, 2024 and December 31, 2023.

							09/30/2024
	In Thousands	Reais per Thousands of Shares/Units
	of Reais	Gross			Net
		Ordinary	Preferred	Unit	Ordinary	Preferred	Unit
Interest on Equity (1)(4)	1,500,000	191.84	211.02	402.86	163.06	179.37	342.43
Interest on Equity (2)(4)	1,500,000	191.62	210.78	402.40	162.88	179.16	342.04
Interest on Equity (3)(4)	1,500,000	191.67	210.83	402.50	162.92	179.21	342.13
Total	4,500,000
(1) Deliberated by the Board of Directors on January 11, 2024, paid on February 8, 2024, without any remuneration as monetary adjustment.
(2) Deliberated by the Board of Directors on April 10, 2024, paid on May 15, 2024, without any remuneration as monetary adjustment.
(3) Deliberated by the Board of Directors on July 10, 2024, paid on August 9, 2024, without any remuneration as monetary adjustment

* Values expresses in thousands, unless otherwise indicated.
(4) They were fully attributed to the mandatory minimum dividends distributed by the Bank for the 2024 financial year.

							12/31/2023
	In Thousands	Reais per Thousands of Shares/Units
	of Brazilian Real	Gross			Net
		Ordinary	Preferred	Unit	Ordinary	Preferred	Unit
Interest on Equity (1)(5)	1,700,000	217.92	239.71	457.63	185.23	203.75	388.98
Interest on Equity (2)(5)	1,500,000	192.03	211.23	403.26	163.22	179.55	342.77
Interest on Equity (3)(5)	1,500,000	192.07	211.28	403.35	163.26	179.58	342.84
Interest on Equity (4)(5)	1,120,000	143.42	157.76	301.18	121.91	134.10	256.00
Dividends (4)(5)	380,000	48.66	53.53	102.19	48.66	53.53	102.19
Total	6,200,000
(1) Approved by the Board of Directors on January 19, 2023, paid on March 6, 2023, without any compensation for inflation adjustment.
(2) Approved by the Board of Directors on April 13, 2023, paid on May 15, 2023, without any compensation for inflation adjustment.
(3) Approved by the Board of Directors on July 13, 2023, paid on August 16, 2023, without any compensation for inflation adjustment.
(4) Approved by the Board of Directors on October 10, 2023, paid on November 10, 2023, without any compensation for inflation adjustment.
(5) These were fully attributed to the mandatory minimum dividends distributed by the Bank for the fiscal year of 2023.

c)Profit Reserves

The Net Profit calculated, after deductions and legal provisions, will be allocated as follows:

Legal Reserve

In accordance with Brazilian corporate legislation, 5% for the constitution of the Legal Reserve, until it reaches 20% of the capital. This reserve is intended to ensure the integrity of the Capital Stock and can only be used to offset losses or increase capital.

Capital Reserves

The Bank's Capital Reserves are made up of: Goodwill reserve for subscription of shares and other Capital Reserves, and can only be used to absorb losses that exceed Accrued Profits and Profits Reserve; redemption, reimbursement or acquisition of shares issued by us; incorporation into Capital Stock; or payment of dividends to preferred shares in certain circumstances.

Reserve for Dividend Equalization

After the allocation of dividends, the balance, if any, may, upon proposal from the Executive Board and approved by the Board of Directors, be allocated to the formation of a reserve for dividend equalization, which will be limited to 50% of the value of the Capital Stock. This reserve is intended to guarantee resources for the payment of dividends, including in the form of Interest on Equity, or its anticipations, aiming to maintain the flow of Compensation to shareholders.

d)Treasury Shares

At a meeting held on January 24, 2024, the Board of Directors approved, in continuation of the buyback program that expired on the same date, a new buyback program for Units and ADRs issued by Banco Santander, directly or through its branch in Cayman, for maintenance in the treasury or subsequent disposal.

The Buyback Program covers the acquisition of up to 36,205,005 Units, representing 36,205,005 common shares and 36,205,005 preferred shares, which corresponded, on December 31, 2023, to approximately 1% of the Bank's share capital. As of September 30, 2024, Banco Santander had 356,452,892 common shares and 384,257,303 preferred shares outstanding.

The repurchase aims to (1) maximize the generation of value for shareholders through efficient management of the capital structure; and (2) enable the payment of administrators, management-level employees and other employees of the Bank and companies under its control, under the terms of the Long-Term Incentive Plans. The term of the Buyback Program is up to 18 months starting on February 6, 2024, ending on August 6, 2025.

* Values expresses in thousands, unless otherwise indicated.

		Bank/Consolidated
		In Thousands of Shares
	09/30/2024	12/31/2023
	Quantity	Quantity
	Units	Units
Treasury Shares at the Beginning of the Period	27,192	31,161
Share Acquisitions	2,331	1,272
Disposals - Share-Based Compensation	(10,492)	(5,241)
Treasury Shares at End of the Period	19,031	27,192
Sub-Total of Treasury Shares in Thousands of Reais	871,591	1,105,012
Issuance Costs in Thousands of Reais	1,771	1,771
Balance of Treasury Shares in Thousands of Reais	873,362	1,106,783

Cost/Share Price	Units	Units
Minimum Cost (*)	7.55	7.55
Weighted Average Cost (*)	27.47	27.62
Maximum Cost (*)	49.55	49.55
Share Price	28.39	31.00
(*) Considering since the beginning of operations on the stock exchange.

12.Income Tax

Total income taxes for the six-month period are reconciled with accounting profit as follows:

	01/01 to	01/01 to
	09/30/2024	09/30/2023
Operating Income before Tax	15,072,743	9,302,002
Tax (25% of Income Tax and 20% of Social Contribution)	(6,782,734)	(4,185,901)
PIS and COFINS (net of income tax and social contribution) (1)	(2,857,420)	(2,737,701)
Non - Taxable/Indeductible :
Companies accounted by the equity method	96,464	72,554
Net Indeductible Expenses of Non-Taxable Income (2)	789,629	1,013,544
Adjustments:
IR/CS Constitution on temporary differences	(38,404)	(52,900)
Interest on equity	2,185,200	2,014,379
CSLL Tax rate differential effect (3)	633,348	571,351
Others Adjustments	1,245,074	1,435,708
Income tax and Social contribution	(4,728,843)	(1,868,966)
Of which:
Current taxes	(5,677,116)	(5,827,843)
Deferred taxes	948,273	3,958,877
Taxes paid in the period	4,226,988	5,031,876
(1) PIS and COFINS are considered as components of the profit base (net base of certain income and expenses); therefore, and in accordance with IAS 12, they are accounted for as income taxes.
(2) Mainly includes the tax effect on revenues from updates of judicial deposits and other revenues and expenses that do not qualify as temporary differences.
(3) Effect of the rate differential for other non-financial and financial companies, whose social contribution rates are 9% and 15%.

* Values expresses in thousands, unless otherwise indicated.
13.Detailing of income accounts

a)Personnel expenses

	07/01 to	07/01 to	01/01 to	01/01 to
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Salary	1,697,311	1,735,584	5,287,654	4,889,407
Social security costs	413,807	434,977	1,273,356	1,219,408
Benefits	442,479	430,501	1,305,281	1,237,383
Defined benefit pension plans	1,730	1,394	4,698	3,180
Contributions to defined contribution pension funds	40,687	31,285	173,864	147,357
Share-based payment costs (1)	141,775	40,303	214,294	110,891
Training	19,112	12,695	50,132	43,763
Other personnel expenses	116,101	(23,027)	351,354	322,207
Total	2,873,002	2,663,712	8,660,633	7,973,596
(1) Growth refers to the provision of the bonus referenced in shares.

b)Other Administrative Expenses

	07/01 to	07/01 to	01/01 to	01/01 to
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Property, fixtures and supplies	217,392	193,390	661,441	631,715
Technology and systems	673,171	670,028	1,893,926	1,728,551
Advertising	98,202	44,978	340,249	356,432
Communications	92,098	223,247	275,486	377,192
Subsistence allowance and travel expenses	50,278	40,612	145,568	116,138
Taxes other than income tax	42,439	30,942	108,098	102,168
Surveillance and cash courier services	114,918	124,126	359,105	400,063
Insurance premiums	7,293	4,459	19,099	21,185
Specialized and technical services	580,650	449,323	1,617,837	1,668,858
Other administrative expenses	327,066	337,522	995,036	933,052
Total	2,203,507	2,118,627	6,415,845	6,335,354

* Values expresses in thousands, unless otherwise indicated.
14.Employee Benefit Plan

a)Share-Based Compensation

Banco Santander has long-term compensation programs linked to the performance of the market price of its shares. Members of Banco Santander's Executive Board are eligible for these plans, in addition to participants determined by the Board of Directors, whose choice takes into account seniority in the group. Members of the Board of Directors only participate in said plans when they hold positions on the Executive Board.

Program	Type of Liquidation	Vesting Period	Exercise / Liquidation Period		01/01 to			01/01 to
					09/30/2024			09/30/2023
Local	Santander Brazil Bank Shares	01/2021 to 10/2024	2024	R$	750,000	(1)	R$	18,270,000	(1)
		01/2021 to 12/2023	2023	R$	-	(1)	R$	700,000	(1)
		01/2023 to 12/2025	2026	R$	200,000			200,000
		01/2024 to 12/2027	2024	R$	750,000			1,125,000
		01/2020 to 09/2023	2023		-	SANB11		154,720	SANB11
		01/2021 to 12/2022	2023		-	SANB11 (1)		316,978	SANB11
		01/2021 to 12/2023	2024		-	SANB11		217,291	SANB11
		01/2021 to 12/2024	2024		100,359	SANB11		-	SANB11
		01/2022 to 12/2025	2025		50,087	SANB11		66,323	SANB11
		01/2024 to 12/2027	2025		-	SANB11		50,087	SANB11
Global	Santander Spain Shares and Options	2023		EUR 3,67	-	Global Stocks (4)		159,253	Global Stocks (5)
		2023, with limit for exercising options until 2030			420,394	Global Stock Options (2)		832,569	Global Stock Options (6)
		2023, with limit for exercising options until 2032			-	Stocks and options on PagoNxt stocks (4)		9,095,000	Stocks and options on PagoNxt stocks (4)
		12/2023			-	Global Stock Options (9)		106,147	Global Stock Options (9)
		02/2024		EUR 2,685	117,601	Global Stocks (2)		124,184	Global Stocks (6)
		02/2024, with limit for exercising options until 02/2029			350,839	Global Stock Options (2)		370,477	Global Stock Options (6)
		2025		EUR 3,104	95,786	Global Stocks (2)		150,703	Global Stocks (6)
		2025, with limit for exercising options until 2030			367,827	Global Stock Options (2)		578,713	Global Stock Options (6)
		2026		EUR 3,088	199,680	Global stocks and options (2)		199,680	Global stocks and options (6)
		2026, with limit for exercising options until 2033			537,637	Global stocks and options (2)		537,637	Global stocks and options (6)
		2027, with limit for exercising options until 2032			8,528	Global stocks and options (8)		-	--
		2028, with limit for exercising options until 2033			80,476	Global stocks and options (8)		-	--
		12/2024, with payment in 2025			2,411	Global stocks and options (4)		-	--
		12/2025, with payment in 2026			9,888	SANB11		-	--
		12/2024, with payment in 2025			50,419	SANB11		-
		12/2025, with payment in 2026			70,346	SANB11		-

* Values expresses in thousands, unless otherwise indicated.

Balance of Plans on September 30, 2024 and 2023	R$	1,700,000	(1)	R$	20,295,000	(1)
		-	(8)		9,095,000	(4)
		271,211	SANB11 Shares		805,399	SANB11 Shares
		-	SAN (6) (7)		633,820	SAN (8) (7)
		-	Options Shares (2)		2,319,396	Options Shares (3)
		-	SAM (9)		106,147	SAM (9)
		424,006	Global Stocks (2)		-	Global Stocks (3)
		1,767,061	Options Global Shares(2)		-	Options Global Shares(3)
(1) Target of the plan in Reais, to be converted into SANB11 shares according to the achievement of the plan's performance indicators at the end of the vesting period, at the price of the last 15 trading sessions of the month immediately preceding the payment month.
(2) Plan finalized, paid in Feb/2023.
(3) Target of the plan in SAN shares and options, settled in cash with the sale of assets at the end of the vesting period, according to the achievement of the plan's performance indicators.
(4) Target of the plan in PagoNxt shares and options, to be paid in cash at the end of the vesting period, depending on the achievement of the plan's performance indicators.
(5) Plan target in SAN shares and options, settled in cash with the sale of assets at the end of the vesting period, depending on the achievement of the plan's performance indicators.
(6) Plan finalized on 12/31/2021, with performance indicators achieved at 72.25%. On 03/30/2022, 40,403 gross shares were delivered, corresponding to the 2022 installment. On 03/30/2023, the plan was settled with the delivery of the remaining 40,159 gross shares.
(7) Long-Term Incentive Plan finalized, with the delivery of 57,696 gross shares in 03/2023, calculated according to the achievement of the plan's performance indicators.
(8) Plan completed with 100% achievement. The portion equivalent to the shares will be paid in cash in March/2024 (after the lockup) and the options may be exercised until the end of the period for exercise in 2030.
(9) Plan target in SAM shares and options, to be paid in cash at the end of the vesting period, depending on the achievement of the plan's performance indicators.

Our long-term programs are divided into Local and Global plans, with specific performance indicators and rules in the event of dismissal to be entitled to receive.

Global ILP (Long-Term Incentive) Plans

We currently have 4 global plans launched in 2019, 2020, 2021, 2022 and 2023. Eligible executives have target incentives in global shares and options, with payment after a minimum deferral period of three years and settlement of the sale value of the assets in reais.

Pricing Model

The pricing model is based on the Local Volatility model or Dupire model, which allows simultaneous calibration of all quoted European options. In addition to this model, there is an extension to deal with uncertainty in dividends, where part of the dividend value is considered confirmed, and the rest is linked to the performance of the underlying. This extended model is integrated into a PDE engine, which numerically solves the corresponding stochastic differential equation to calculate the expected value of the product.

Data and assumptions used in the pricing model, including the weighted average share price, exercise price, expected volatility, option life, expected dividends and the risk-free interest rate:

•     The weighted average share price (and exercise price) is €3,104 based on the 15-day weighted average between 01/07/2022 and 01/27/2022
•     The expected volatility used was 33.80
•     Options expire on 02/01/2030
•     Expected dividends range from approximately 6.6 cents in the short term (2022) to approximately 5.75 cents per share per year in the long term (2030)
•     The discount curve used gives a discount of 0.96 for 2030

* Values expresses in thousands, unless otherwise indicated.
The exercise price, in all cycles and if the objectives established in the regulations are achieved, will be the market price on the exercise date.

Local ILP Plans (Long-Term Incentive)

Long-term incentive plans may be granted according to the strategy of new companies in the group or specific businesses.

Each plan will have a specific contract and its calculation and payment must be approved by the established governance, observing local and global regulatory resolutions.

The reference value of each participant will be converted into SANB11 shares, normally at the price of the last 15 trading sessions of the month immediately preceding the payment of the plan.

At the end of the vesting period, payment of either the resulting shares in the case of local plans or the value equivalent to the shares/options of global plans are made with a 1-year restriction, and this payment is still subject to the application of the Malus/Clawback clauses. , which may reduce or cancel the shares to be delivered in cases of non-compliance with internal regulations and exposure to excessive risks and in cases of material failure to comply with financial reporting requirements, in accordance with Section 10D, of the Exchange Act (SEC) , applicable to companies with shares listed on the NYSE.

Impact on the Result
The impacts on the result are recorded under the Personnel Expenses heading, as shown below:

		Consolidated
		01/01 to 09/30/2024	01/01 to 09/30/2023
Program	Type of Liquidation
Local	Santander Shares (Brazil)	4,384	13,149
Global	Global Stocks and Options	4,152	4,638

b)Variable Remuneration Referenced to Shares

The long-term incentive plan (deferral) determines the requirements for payment of future deferred installments of variable remuneration, considering sustainable long-term financial bases, including the possibility of applying reductions or cancellations depending on the risks assumed and fluctuations of the cost of capital.

The variable remuneration plan with payment referenced in Banco Santander shares is divided into 2 programs: (i) Identified Collective and (ii) Other Employees. The impacts on the result are recorded under the Personnel Expenses heading, as shown below:

Program	Participant	Liquidity Type	01/01 to 09/30/2024	01/01 to 09/30/2023
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	96,230	114,449
Unidentified Collective	Other employees with variable remuneration above a minimum expected value	50% in cash indexed to 100% of the CDI and 50% instruments	117,212	151,167

* Values expresses in thousands, unless otherwise indicated.
15.Operating segments

According to IFRS 8, an operating segment is a component of an entity:

(a)That operates in activities from which it may obtain income and incur expenses (including income and expenses related to operations with other components of the same entity);
(b)Whose operating results are regularly reviewed by the entity's main person responsible for operational decisions related to the allocation of resources to the segment and the evaluation of its performance; It is
(c)For which distinct financial information is available.

Based on these guidelines, the Bank has identified the following reportable operating segments:

• Commercial Bank
• Global Wholesale Bank

The Bank has two segments, the commercial segment that includes individuals and legal entities (except for global corporate clients, which are treated in the Global Wholesale Banking segment) and the Global Wholesale Banking segment, which includes Investment Banking and Markets, including treasury and equity trading departments.

The Bank operates in Brazil and abroad, through the Cayman and Luxembourg branches, with Brazilian clients and, therefore, does not have geographic segmentation.

The Income Statements and other significant data are as follows:

			07/01 to			07/01 to
			09/30/2024			09/30/2023
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	12,869,519	1,125,113	13,994,632	11,471,863	731,717	12,203,580
Income from equity instruments	(504,590)	528,608	24,018	4,644	(279)	4,365
Equity Income	56,066	30,736	86,802	40,251	15,088	55,339
Net fee and commission income	4,441,283	17,678	4,458,961	3,248,810	642,955	3,891,765
Gains/(losses) on assets and liabilities financial and exchange rate variations (1)	(147,506)	676,487	528,981	(376,936)	864,008	487,072
Other operating income/(expenses)	(149,935)	(44,773)	(194,708)	(218,657)	(25,514)	(244,171)
TOTAL INCOME	16,564,837	2,333,849	18,898,686	14,169,975	2,227,975	16,397,950
Personnel expenses	(2,606,901)	(266,101)	(2,873,002)	(2,405,088)	(258,624)	(2,663,712)
Other administrative expenses	(1,955,467)	(248,040)	(2,203,507)	(1,906,689)	(211,938)	(2,118,627)
Depreciation and amortization	(657,054)	(31,949)	(689,003)	(663,365)	(29,506)	(692,871)
Provisions (net)	(1,164,995)	(2,674)	(1,167,669)	(1,161,926)	2,179	(1,159,747)
Net impairment losses on financial assets	(6,532,030)	13,299	(6,518,731)	(6,479,338)	256,147	(6,223,191)
Net impairment losses on other financial assets	(116,203)	-	(116,203)	(73,942)	(10)	(73,952)
Other financial gains/(losses)	53,781	-	53,781	31,488	-	31,488
OPERATING INCOME BEFORE TAX (1)	3,585,968	1,798,384	5,384,352	1,511,115	1,986,223	3,497,338
Hedge Cambial (1)	-	-	-	73	-	73
OPERATING INCOME BEFORE TAX (1)	3,585,968	1,798,384	5,384,352	1,511,188	1,986,223	3,497,411

* Values expresses in thousands, unless otherwise indicated.

			01/01 to			01/01 to
			30/09/2024			30/09/2023
(Condensed) Income Statement	Commercial bank	Global Wholesale Bank	Total	Commercial bank	Global Wholesale Bank	Total
NET INCOME WITH INTEREST	37,538,057	3,711,194	41,249,251	33,474,794	1,124,994	34,599,788
Income from equity instruments	4,249	57,983	62,232	13,980	18,938	32,918
Equity equivalence result	175,841	38,505	214,346	123,887	37,345	161,232
Net revenue from fees and commissions	11,095,995	1,611,997	12,707,992	9,838,314	1,836,854	11,675,168
Gains/(losses) on financial assets and liabilities and exchange rate variations (1)	(137,886)	1,313,590	1,175,704	(1,671,080)	4,302,903	2,631,823
Other operating income (expenses)	(375,365)	(112,658)	(488,023)	(534,605)	(94,719)	(629,324)
TOTAL REVENUES	48,300,891	6,620,611	54,921,502	41,245,290	7,226,315	48,471,605
Personnel expenses	(7,891,170)	(769,463)	(8,660,633)	(7,223,486)	(750,110)	(7,973,596)
Other administrative expenses	(5,710,632)	(705,213)	(6,415,845)	(5,695,641)	(639,713)	(6,335,354)
Depreciation and amortization	(1,943,550)	(95,957)	(2,039,507)	(1,979,738)	(87,569)	(2,067,307)
Provisions (net)	(3,581,690)	(10,000)	(3,591,690)	(3,306,451)	(14,095)	(3,320,546)
Losses on financial assets (net)	(20,835,253)	5,527	(20,829,726)	(19,864,101)	(467,568)	(20,331,669)
Losses on other assets (net)	(190,683)	-	(190,683)	(141,209)	(99)	(141,308)
Other financial gains/(losses)	1,879,325	-	1,879,325	1,000,177	-	1,000,177
OPERATING RESULT BEFORE TAXATION (1)	10,027,238	5,045,505	15,072,743	4,034,841	5,267,161	9,302,002
Currency Hedge (1)	—	—	—	(81)	—	(81)
ADJUSTED OPERATING RESULT BEFORE TAXATION (1)	10,027,238	5,045,505	15,072,743	4,034,760	5,267,161	9,301,921
(1) Includes, at Banco Comercial, the foreign exchange hedge of investment in dollars (a strategy to mitigate the tax effects and exchange rate variation of offshore investments on net profit), the result of which is recorded in “Gains (losses) on assets and financial liabilities” fully offset in the Tax line.

	09/30/2024			12/31/2023
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total	Commercial Banking	Global Wholesale Banking	Total
Total assets	1,137,815,130	91,112,541	1,228,927,671	1,010,503,261	105,149,515	1,115,652,776
Loans and advances to customers	468,365,300	76,304,301	544,669,601	445,085,759	72,891,376	517,977,135
Customer deposits	441,981,483	159,762,576	601,744,059	425,724,599	157,495,977	583,220,576

16.Related party transactions

The Bank's related parties include, in addition to its controlled, affiliated and jointly controlled companies, the key personnel of the Bank's Management and entities over which such key personnel may exercise significant influence or control.

Santander has a Related Party Transactions Policy approved by the Board of Directors, which aims to ensure that all transactions specified in the policy are carried out with the interests of Banco Santander and its shareholders in mind. The policy defines powers for approval of certain transactions by the Board of Directors. The established rules are also applied to all employees and administrators of Banco Santander and its subsidiaries.

Operations and remuneration for services with related parties are carried out in the normal course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve greater than normal collection risks or present other disadvantages.

a)Compensation

For the period from January to December 2024, the amount proposed by management as global compensation for administrators (Board of Directors and Executive Board) is up to R$500,000,000 (five hundred million reais), covering fixed, variable and action-based. The proposal was subject to deliberation at the Ordinary General Meeting (AGO) held on April 26, 2024.

i)Long-term benefits

The Bank has long-term compensation programs linked to the performance of the market price of its shares, based on achieving targets.

* Values expresses in thousands, unless otherwise indicated.
ii)Short-term benefits
The following table shows the Salaries and Fees of the Board of Directors and Executive Board:

	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2024	09/30/2024	09/30/2023	09/30/2023
Fixed Compensation	35,923	103,629	19,245	94,689
Variable Compensation - in cash	30,173	86,403	42,826	99,504
Variable Compensation - in shares	28,495	73,055	27,623	78,100
Others	29,494	81,684	35,337	63,973
Total Short-Term Benefits	124,085	344,771	125,031	336,266
Variable Compensation - in cash	25,124	90,857	19,374	88,282
Variable Compensation - in shares	21,066	86,666	18,778	87,285
Total Long-Term Benefits	46,190	177,523	38,152	175,567
Total	170,275	522,294	163,183	511,833
Additionally, in the period ended September 30, 2024, charges were collected on management remuneration in the amount of R$33,944 (09/30/2023 - R$31,044).

iii)Agreement termination

The termination of the employment relationship with administrators, in the event of non-compliance with obligations or by the contractor's own will, does not entitle them to any financial compensation and their benefits may be discontinued.

b)Credit Operations

The Bank and its subsidiaries may carry out transactions with related parties, in line with current legislation regarding articles 6 and 7 of CMN Resolution No. 4,693/18, article 34 of the “Corporations Law” and Santander's Policy for Transactions with Related Parties, published on the Investor Relations website, that is, carried out at values, terms and average rates usual in the market, in force on the respective dates, and under commutativity conditions, with the following being considered related parties:

(1) - its controllers, natural or legal persons, under the terms of art. 116 of the Corporations Law;
(2) - its directors and members of statutory or contractual bodies;
(3) - in relation to the persons mentioned in items (i) and (ii), their spouse, partner and relatives, by blood or marriage, up to the second degree;
(4) - natural persons with qualified equity interest in its capital;
(5) - legal entities in whose capital, directly or indirectly, a Santander Financial Institution has a qualified equity interest;
(6) - legal entities in which a Santander Financial Institution has effective operational control or preponderance in deliberations, regardless of the equity interest; and
(7) - legal entities that have a director or member of the Board of Directors in common with a Santander Financial Institution.

a)Shareholding

The following table shows the direct shareholding (common and preferred shares) on September 30, 2024 and December 31, 2023:

						Shares in Thousands
						09/30/2024
Shareholder	Ordinary Shares	Ordinary Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	—%	2,696	0.0%
Directors (*)	3,041	0.1%	3,041	0.1%	6,082	0.1%
Others	356,453	9.3%	384,257	10.4%	740,710	9.9%
Total in Circulation	3,799,664	99.5%	3,660,805	99.5%	7,460,469	99.5%
Treasury Shares	19,031	0.5%	19,031	0.5%	38,062	0.5%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	356,453	9.3%	384,257	10.4%	740,710	9.9%

* Values expresses in thousands, unless otherwise indicated.

						Shares in Thousands
						12/31/2023
Shareholder	Ordinary Shares	Ordinary Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	—%	2,696	0.0%
Directors (*)	3,184	0.1%	3,184	0.1%	6,368	0.1%
Others	348,148	9.1%	375,952	10.2%	724,100	9.7%
Total in Circulation	3,791,502	99.3%	3,652,643	99.3%	7,444,145	99.3%
Treasury Shares	27,193	0.7%	27,193	0.7%	54,386	0.7%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	348,148	9.1%	375,952	10.2%	724,100	9.7%
(1)Companies of the Santander Spain Group.
(2)Composed of Employees and Others.
(*) None of the members of the Board of Directors and Executive Board holds 1.0% or more of any class of shares.

* Values expresses in thousands, unless otherwise indicated.
d)Transactions with related parties

The following table presents the transactions that occurred between the companies in the group:

	Parent (1)		Joint-controlled companies and Other Related Party (2)		Key Management Personnel (3)		Total
	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Assets	13,942,842	18,816,451	25,405,233	26,725,171	50,994	36,813	39,399,069	45,578,435
Derivatives Measured At Fair Value Through Profit Or Loss, Net	2,427,285	4,483,269	-	-	-	-	2,427,285	4,483,269
Debt Instruments	-	-	174,399	497,304	-	-	174,399	497,304
Loans and other amounts with credit institutions - Availability and Applications in Foreign Currency (Overnight Applications)	11,514,060	14,331,685	2,553,320	2,286,985	-	-	14,067,380	16,618,670
Loans and other values with customers	-	-	22,490,616	23,778,757	31,478	23,463	22,522,094	23,802,220
Other Assets	1,497	1,497	186,898	162,125	-	-	188,395	163,622
Warranties and Limits	-	-	-	-	19,517	13,350	19,517	13,350
Liabilities	(9,706,652)	(11,147,364)	(9,917,527)	(8,899,590)	(66,909)	(133,388)	(19,691,088)	(20,180,342)
Deposits from credit institutions	(2,440,374)	(5,030,951)	(872,005)	(290,163)	-	-	(3,312,379)	(5,321,114)
Securities	-	-	(518,350)	-	-	(76,365)	(518,350)	(76,365)
Customer deposits	-	-	(2,228,277)	(1,375,954)	(39,418)	(26,553)	(2,267,695)	(1,402,507)
Other Liabilities - Dividends and Interest on Capital Payable	-	-	(6,201,735)	(7,186,249)	-	-	(6,201,735)	(7,186,249)
Other Liabilities	(216,731)	(195)	(97,160)	(47,224)	(27,491)	(30,470)	(341,382)	(77,889)
Debt Instruments Eligible for Capital	(7,049,547)	(6,116,218)	-	-	-	-	(7,049,547)	(6,116,218)

	01/01 a 09/30/2024	01/01 a 09/30/2023	01/01 a 09/30/2024	01/01 a 09/30/2023	01/01 a 09/30/2024	01/01 a 09/30/2023	01/01 a 09/30/2024	01/01 a 12/31/2023
Income	(807,971)	591,080	1,815,134	1,030,362	(526,974)	(509,512)	480,189	1,111,931
Interest and similar income - Loans and amounts due from credit institutions	217,215	258,318	210,256	368,775	3,325	416	430,796	627,509
Warranties and Limits	-	-	-	-	18	11,571	18	11,571
Interest expense and similar charges	(540,093)	(782,250)	(89,584)	(236,066)	(526,992)	(522,077)	(1,156,669)	(1,540,393)
Fee and commission income (expense)	(5,122)	(333)	2,026,489	1,228,644	(3,325)	340	2,018,042	1,228,651
Gains (losses) on financial assets and liabilities and exchange differences (net)	(263,240)	1,281,608	(1,083)	257	-	238	(264,323)	1,282,103
Other operating income (expenses)	-	-	256,115	160,691	-	-	256,115	160,691
Administrative expenses and amortization	(216,731)	(166,263)	(427,110)	(331,990)	-	-	(643,841)	(498,253)
Result on disposal of assets not classified as non-current assets held for sale	-	-	(159,949)	(159,949)	-	-	(159,949)	(159,949)
(1) Controller - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1), through the subsidiaries GES and Sterrebeeck B.V.
(2) Companies listed in note 5.
(3) Refers to the registration in clearing accounts of Guarantees and Limits for credit operations with Key Management Personnel.

* Values expresses in thousands, unless otherwise indicated.
17.Fair value of financial assets and liabilities

According to IFRS 13, the measurement of fair value using a fair value hierarchy that reflects the model used in the measurement process must be in accordance with the following hierarchical levels:

Level 1: determined based on public price quotations (unadjusted) in active markets for identical assets and liabilities, including public debt securities, shares, listed derivatives.

Level 2: derived from data other than quoted prices included in Level 1 that are observable for the asset or liability, directly (as prices) or indirectly (derived from prices).

Level 3: are derived from valuation techniques that include data for assets or liabilities that are not based on observable market variables (unobservable data).

Financial Assets and Liabilities measured at fair value in profit or loss or through Other Comprehensive Income

Level 1: highly liquid bonds and securities with observable prices in an active market are classified at level 1. Most Brazilian Government Securities were classified at this level (mainly LTN, LFT, NTN-B and NTN-F), shares on the stock exchange and other securities traded on the active market.

Level 2: when price quotations cannot be observed, Management, using its own internal models, makes its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. The best evidence of the fair value of a financial instrument at initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same or similar instruments or can be measured using a valuation technique in which the variables used include only observable market data, mainly interest rates. These bonds and securities are classified at level 2 of the fair value hierarchy and are mainly composed of Public Securities (repo, LCI Cancellable and NTN) in a less liquid market than those classified at that level.

Level 3: when there is information that is not based on observable market data, Banco Santander uses models developed internally, aiming to adequately measure the fair value of these instruments. At level 3, instruments with low liquidity are classified mainly.

Derivatives

Level 1: derivatives traded on stock exchanges are classified at level 1 of the hierarchy.

Level 2: for Derivatives traded over the counter, for the evaluation of financial instruments (basically swaps and options), observable market data is normally used, such as exchange rates, interest rates, volatility, correlation between indices and market liquidity.

When pricing the financial instruments mentioned, the Black-Scholes model methodology is used (exchange rate options, interest rate index options, caps and floors) and the present value method (discounting future values using curves market).

Level 3: derivatives that are not traded on an exchange and that do not have observable information in an active market were classified as level 3, and are composed of exotic Derivatives.

The following table shows a summary of the fair values of financial assets and liabilities in the period ended September 30, 2024 and December 31, 2023, classified based on the various measurement methods adopted by the Bank to determine their fair value.

				09/30/2024
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	83,926,828	175,646,778	2,998,044	262,571,650
Debt instruments	80,341,580	12,383,456	1,303,471	94,028,507
Equity instruments	3,585,248	1,005,971	31,008	4,622,227
Derivatives	-	32,611,818	13,745	32,625,563
Loans and advance to customers	-	3,960,683	1,649,820	5,610,503
Balances with The Brazilian Central Bank	-	125,684,850	-	125,684,850
Financial Assets Measured At Fair Value Through Other Comprehensive Income	74,203,563	-	3,244,803	77,448,366
Debt instruments	74,196,930	-	3,233,359	77,430,289
Equity instruments	6,633	-	11,444	18,077
Hedging derivatives (assets)	-	14,243	-	14,243

* Values expresses in thousands, unless otherwise indicated.

Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	68,007,713	486,798	68,494,511
Trading derivatives	-	30,501,800	486,798	30,988,598
Short positions	—	33,246,538	—	33,246,538
Debt liabilities	—	4,159,443	—	4,159,443
Other financial liabilities	—	99,932	—	99,932
Hedging derivatives (liabilities)	—	68,642	—	68,642

				12/31/2023
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	76,857,391	125,495,820	6,568,685	208,921,896
Debt instruments	74,213,933	6,115,373	3,961,886	84,291,192
Equity instruments	2,643,458	743,991	34,705	3,422,154
Derivatives	-	27,450,135	1,819,517	29,269,652
Loans and advance to customers	-	2,288,135	752,577	3,040,712
Balances with The Brazilian Central Bank	-	88,898,186	-	88,898,186
Financial Assets Measured At Fair Value Through Other Comprehensive Income	54,822,917	1,618,535	2,610,638	59,052,090
Debt instruments	54,818,332	1,618,535	2,599,270	59,036,137
Equity instruments	4,585	-	11,368	15,953
Hedging derivatives (assets)	-	25,069	-	25,069
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	48,667,180	914,261	49,581,441
Trading derivatives	-	22,849,596	914,261	23,763,857
Short positions	-	19,831,991	-	19,831,991
Other financial liabilities	-	5,985,593	-	5,985,593
Hedging derivatives (liabilities)	-	1,176,571	-	1,176,571

Level 3 Fair Value Movements

The following tables demonstrate the movements that occurred during the periods from September 30, 2024 to 2023 for financial assets and liabilities classified as Level 3 in the fair value hierarchy:

	Fair Value	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions/ Low	Fair value
	12/31/2023				09/30/2024
Financial assets measured at fair value through profit or loss	6,568,685	132,925	(4,087,296)	383,730	2,998,044
Financial assets measured at fair value through other comprehensive income	2,610,638	(75,036)	(168,009)	877,210	3,244,803
Financial liabilities measured at fair value through profit or loss held for trading	914,261	(216,925)	(185,475)	(25,063)	486,798

	Fair Value	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions/ Low	Fair value
	12/31/2022				09/30/2023
Financial assets measured at fair value through profit or loss	3,652,114	(165,882)	(70,234)	1,146,624	4,562,622
Financial assets measured at fair value through other comprehensive income	1,503,441	36,781	(686,110)	(14,027)	840,085
Financial liabilities measured at fair value through profit or loss held for trading	233,762	(10,890)	(67,606)	165,547	320,813

* Values expresses in thousands, unless otherwise indicated.

Fair value movements linked to credit risk

Changes in fair value attributable to changes in credit risk are determined based on changes in the prices of credit default swaps compared to similar obligations of the same obligor when such prices are observable, as these credit default swaps better reflect the market's assessment of the credit risks for a specific financial asset. When such prices are not observable, changes in fair value attributable to changes in credit risk are determined as the total amount of changes in fair value not attributable to changes in the basic interest rate or other observed market rates. In the absence of specific observable data, this approach provides a reasonable approximation of the changes attributable to credit risk, as it estimates the margin change above the reference value that the market may require for the financial asset.

Financial assets and liabilities not measured at fair value

The Bank's financial assets are measured at fair value in the consolidated balance sheet, except financial assets measured at amortized cost.

In the same sense, the Bank's financial liabilities - except financial liabilities for trading and those measured at fair value - are valued at amortized cost in the consolidated balance sheet.

i) Financial assets measured at a value other than fair value

Below we present a comparison between the carrying values of the Bank's financial assets measured at a value other than their fair value and their respective fair values on September 30, 2024 and December 31, 2023:

					09/30/2024
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Cash and Balances with the Brazilian Central Bank	32,532,458	32,532,458	32,532,458	-	-
Loans and amounts due from credit institutions	27,443,224	27,443,224	-	1,994,041	25,449,183
Loans and advances to customers	539,059,098	537,625,933	-	-	537,625,933
Debt instruments	90,081,399	90,408,031	35,337,823	592,732	54,477,476
Balances with The Brazilian Central Bank	93,051,431	93,051,431	-	93,051,431	-
Total	782,167,610	781,061,077	67,870,281	95,638,204	617,552,592

					12/31/2023
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Cash and Balances with the Brazilian Central Bank	23,122,550	23,122,550	23,122,550	-	-
Loans and amounts due from credit institutions	25,716,845	25,716,845	-	2,980,557	22,736,288
Loans and advances to customers	514,936,423	514,905,503	-	-	514,905,503
Debt instruments	101,087,321	102,199,262	35,646,863	4,033,706	62,518,693
Balances with The Brazilian Central Bank	81,969,532	81,969,532	-	81,969,532	-
Total	746,832,671	747,913,692	58,769,413	88,983,795	600,160,484

ii) Financial liabilities measured at a value other than fair value

Below we present a comparison between the carrying values of the Bank's financial liabilities measured at a value other than fair value and their respective fair values on September 30, 2024 and December 31, 2023:

					09/30/2024
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	157,784,010	157,784,010	-	32,033,989	125,750,021
Customer deposits	601,744,059	601,671,140	-	92,615,810	509,055,330
Marketable debt securities	127,508,062	129,116,292	-	-	129,116,292
Debt instruments eligible capital	29,492,163	29,492,163	-	-	29,492,163
Other financial liabilities	76,551,354	76,551,354	-	-	76,551,354

* Values expresses in thousands, unless otherwise indicated.

Total	993,079,648	994,614,959	-	124,649,799	869,965,160

					12/31/2023
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	118,511,957	118,511,957	-	21,632,841	96,879,116
Customer deposits	583,220,576	582,530,160	-	97,165,180	485,364,980
Marketable debt securities	124,397,422	124,265,003	-	-	124,265,003
Debt instruments eligible capital	19,626,967	19,626,967	-	-	19,626,967
Other financial liabilities	64,793,584	64,793,584	-	-	64,793,584
Total	910,550,506	909,727,671	-	118,798,021	790,929,650

The methods and assumptions used to estimate fair value are defined below:

Loans and other amounts with credit institutions and customers – The fair value is estimated by groups of similar credit operations. The fair value of the loans was determined by discounting the cash flows using the interest rates of the new contracts. That is, the future cash flow of the current credit portfolio is estimated based on contractual rates, and then spreads based on new loans are incorporated into the risk-free yield curve in order to calculate the value fairness of the credit portfolio. In terms of behavioral hypotheses, it is important to highlight that the prepayment rate is applied to the credit portfolio.

Deposits from the Central Bank of Brazil and deposits from credit institutions and customers – The fair value of deposits was calculated by discounting the difference between cash flows under contractual conditions and the rates currently practiced in the market for instruments with similar maturities. The fair value of variable rate term deposits was considered to be close to their book value.

Obligations for bonds and securities – The fair values of these items were estimated by calculating discounted cash flow using interest rates offered in the market for obligations with similar terms and maturities.

Debt Instruments Eligible for Capital – refer to the transaction fully agreed with a related party, in the context of the Capital Optimization Plan, whose book value is similar to the fair value.

Other financial liabilities – according to the explanatory note, substantially include amounts to be transferred arising from credit card operations, transactions pending settlement and dividends and interest on equity payable, whose book value is similar to its fair value.

The evaluation techniques used to estimate each level are defined in note 1.c.2.1.i.

Management revisited the criteria assigned to classify the fair value level of assets and liabilities measured at amortized cost, presented exclusively for disclosure purposes, and concluded that they best fit into level 3 in light of observable market data.

* Values expresses in thousands, unless otherwise indicated.
18.Other disclosures

a)Derivative Financial Instruments

The main risk factors of the Derivative instruments assumed are related to exchange rates, interest rates and variable income. In managing this and other market risk factors, practices are used that include measuring and monitoring the use of limits previously defined in internal committees, the value at risk of portfolios, sensitivities to fluctuations in interest rates, exposure exchange rate, liquidity gaps, among other practices that allow the control and monitoring of risks, which can affect Banco Santander's positions in the various markets where it operates. Based on this management model, the Bank has managed, with the use of operations involving Derivative instruments, to optimize the risk-benefit relationship even in situations of great volatility.

The fair value of Derivatives financial instruments is determined through market price quotations. The fair value of swaps is determined using discounted cash flow modeling techniques, reflecting appropriate risk factors. The fair value of forward and futures contracts is also determined based on market price quotations for exchange-traded Derivatives or using methodologies similar to those described for swaps. The fair value of options is determined based on mathematical models, such as Black & Scholes, implied volatilities and the fair value of the corresponding asset. Current market prices are used to price volatilities. For Derivatives that do not have prices directly published by exchanges, the fair price is obtained through pricing models that use market information, inferred from published prices of more liquid assets. From these prices, interest curves and market volatilities are extracted, which serve as input data for the models.

I) Summary of Derivative Financial Instruments

Below, composition of the portfolio of Derivative Financial Instruments (Assets and Liabilities) by type of instrument, demonstrated by its market value:

	09/30/2024		12/31/2023
	Assets	Liabilities	Assets	Liabilities
Swap Differentials Receivable	11,705,521	11,287,245	12,360,719	13,226,716
Option Premiums to Exercise	3,752,379	2,921,814	2,635,506	2,685,361
Forward Contracts and Other	17,181,906	16,848,181	14,298,496	9,028,351
Total	32,639,806	31,057,240	29,294,721	24,940,428

II) Derivative Financial Instruments Registered in Clearing and Equity Accounts

			09/30/2024			12/31/2023

Trading	Notional (1)	Curve Value	Fair Value	Notional (1)	Curve Value	Fair Value
Swap	912,067,087	(958,277)	418,276	811,921,799	(1,927,124)	(865,997)
Asset	455,232,794	9,857,045	11,705,521	402,812,781	9,193,215	12,360,719
Fees	222,493,638	6,914,155	6,563,363	188,604,258	5,054,833	6,383,261
Indexed to Foreign Currency	231,619,957	2,897,431	5,087,478	212,970,458	4,136,463	5,977,193
Other	1,119,199	45,459	54,680	1,238,065	1,919	265
Liabilities	456,834,293	(10,815,322)	(11,287,245)	409,109,018	(11,120,339)	(13,226,716)
Fees	308,085,007	(9,205,862)	(8,671,675)	262,437,458	(9,117,639)	(9,680,343)
Indexed to Foreign Currency	145,239,619	(1,606,081)	(1,967,052)	143,788,702	(1,907,489)	(3,332,851)
Other	3,509,667	(3,379)	(648,518)	2,882,858	(95,211)	(213,522)

* Values expresses in thousands, unless otherwise indicated.

Options	599,158,696	(1,044,804)	830,565	857,662,210	(1,112,873)	(49,854)
Purchased Position	286,985,513	2,944,815	3,752,379	419,095,673	2,252,815	2,635,506
Call Option - Foreign Currency	15,444,126	1,183,348	1,266,000	7,711,827	497,534	426,073
Put Option - Foreign Currency	11,594,667	579,635	381,770	5,326,447	408,144	489,785
Call Option - Other	19,926,431	720,709	1,946,382	89,142,771	661,537	1,183,085
Interbank Market	4,131,958	381,749	1,288,884	3,729,452	217,219	265,824
Other (2)	15,794,473	338,960	657,498	85,413,319	444,318	917,261
Put Option - Other	240,020,289	461,123	158,227	316,914,628	685,600	536,563
Interbank Market	374,459	63,802	54,508	543,157	46,852	30,439
Other (2)	239,645,830	397,321	103,719	316,371,471	638,748	506,124
Sold Position	312,173,183	(3,989,618)	(2,921,814)	438,566,536	(3,365,688)	(2,685,361)
Call Option - US Dollar	6,336,740	(423,109)	(303,587)	3,453,152	(288,349)	(466,325)
Put Option - US Dollar	9,444,975	(455,219)	(299,842)	4,642,411	(288,799)	(431,952)
Call Option - Other	35,631,554	(2,525,972)	(1,975,764)	113,106,162	(2,029,925)	(999,258)
Interbank Market	18,880,999	(1,888,050)	(1,343,136)	17,295,280	(1,479,724)	(710,121)
Other (2)	16,750,555	(637,922)	(632,628)	95,810,882	(550,201)	(289,137)
Put Option - Other	260,759,914	(585,318)	(342,621)	317,364,811	(758,615)	(787,826)
Interbank Market	1,190,685	(153,495)	(108,441)	370,221	(24,912)	(23,004)
Other (2)	259,569,229	(431,823)	(234,180)	316,994,590	(733,703)	(764,822)
Futures Contracts	514,673,249	-	-	325,170,914	-	-
Purchased Position	255,799,357	-	-	164,682,752	-	-
Exchange Coupon (DDI)	84,534,592	-	-	41,331,942	-	-
Interest Rates (DI1 and DIA)	89,802,384	-	-	48,254,715	-	-
Foreign Currency	72,683,668	-	-	68,838,058	-	-
Indexes (3)	5,056,896	-	-	5,269,712	-	-
Treasury Bonds/Notes	3,721,817	-	-	988,325	-	-
Sold Position	258,873,892	-	-	160,488,162	-	-
Exchange Coupon (DDI)	84,534,592	-	-	41,331,942	-	-
Interest Rates (DI1 and DIA)	92,291,477	-	-	48,339,061	-	-
Foreign Currency	73,269,110	-	-	64,559,123	-	-
Indexes (3)	5,056,896	-	-	5,269,711	-	-
Treasury Bonds/Notes	3,721,817	-	-	988,325	-	-
Forward Contracts and Other	364,212,606	(142,599)	333,725	331,009,278	3,288,881	5,270,145
Purchased Position	183,279,551	2,634,788	17,181,906	167,191,253	17,249,113	14,298,496
Currencies	136,753,887	2,257,900	2,837,774	134,610,617	17,042,331	4,932,719
Other	46,525,664	376,888	14,344,132	32,580,636	206,782	9,365,777
Sold Position	180,933,055	(2,777,387)	(16,848,181)	163,818,025	(13,960,232)	(9,028,351)

* Values expresses in thousands, unless otherwise indicated.

Currencies	137,094,934	(2,598,948)	(2,684,288)	130,779,288	(13,211,003)	(1,766,190)
Other	43,838,121	(178,439)	(14,163,893)	33,038,737	(749,229)	(7,262,161)
(1) Nominal value of updated contracts.
(2) Includes index options, mainly options involving US Treasury, stocks and stock indices.
(3) Includes Bovespa and S&P indices.

III) Derivatives Financial Instruments by Counterparty, Opening by Maturity and Trading Market

										Notional
					By Counterparty			By Maturity		By Market Trading
				09/30/2024	12/31/2023			09/30/2024		09/30/2024
		Related	Financial			Up to	From 3 to	Over	Stock exchange (2)	Over the counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months
Swap	231,904,658	299,929,378	380,233,051	912,067,087	811,921,799	124,386,527	188,449,893	599,230,667	147,524,040	764,543,047
Options	51,297,243	5,392,769	542,468,684	599,158,696	857,662,210	270,962,452	254,818,025	73,378,219	491,282,520	107,876,176
Futures Contracts	8,505,577	3,192,587	502,975,085	514,673,249	325,170,914	250,720,972	113,390,367	150,561,910	509,130,036	5,543,213
Forward Contracts and Other	182,703,780	111,520,074	69,988,752	364,212,606	331,009,278	171,322,345	150,129,198	42,761,063	42,667,029	321,545,577
(1) Includes operations that have as counterparty B3 S.A. - Brasil, Bolsa, Balcão (B3) and other stock and commodity exchanges.
(2) Includes values traded on B3.
(3) It consists of operations that are included in registration chambers, in accordance with Bacen regulations.

IV) Accounting Hedge

The Bank, in the normal course of its operations, is exposed to market risks that generate accounting asymmetries or volatility in its accounting results. To eliminate these asymmetries or reduce volatility, the Bank uses Derivative financial instrument contracts (Swap and Futures) that are designated as fair value or cash flow Hedge Accounting structures.

IV.I) Fair Value Hedge
The Bank's fair value hedge strategy aims to protect the fair value of assets and liabilities, resulting from fluctuations in the reference interest rate (CDI, SELIC, SOFR); in currency fluctuations (Exchange Risk) and/or in price index fluctuations (IPCA, etc.). The Bank monitors each hedge structure, evaluating its effectiveness as determined by IAS 39.

						09/30/2024
Strategies	Book Value		Notional		Adjustment to Fair Value
Fair Value Coverage	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Agreements	174,992	269,662	172,376	195,870	2,616	73,792
Hegde of Credit Operations	174,992	269,662	172,376	195,870	2,616	73,792
Futures Contracts	17,306,889	18,995,894	17,970,564	19,120,220	(663,675)	(124,326)
Hegde of Credit Operations	7,794,595	9,566,541	7,907,014	9,639,605	(112,419)	(73,064)
Hegde of Securities	4,480,925	4,581,230	4,233,041	4,641,556	247,884	(60,326)
Funding Hedge	5,031,369	4,848,123	5,830,509	4,839,059	(799,140)	9,064

* Values expresses in thousands, unless otherwise indicated.

						12/31/2023
Strategies	Book Value		Notional		Adjustment to Fair Value
Fair Value Coverage	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Agreements	304,799	288,423	272,805	290,091	31,994	(1,668)
Hegde of Credit Operations	304,799	288,423	272,805	290,091	31,994	(1,668)
Futures Contracts	13,949,299	14,792,029	16,146,634	15,574,796	(2,197,335)	(782,767)
Hegde of Credit Operations	7,098,063	7,322,033	8,339,747	8,103,679	(1,241,684)	(781,646)
Hegde of Securities	1,712,916	2,496,306	1,775,818	2,496,723	(62,902)	(417)
Funding Hedge	5,138,320	4,973,690	6,031,069	4,974,394	(892,749)	(704)
(1) Credit values refer to active operations and debit operations to passive operations.

				09/30/2024	12/31/2023
	Up to	From 3 to	Above
Strategies	3 Month	12 Months	12 Months	Total	Total
Fair Value Hedge
Swap Contracts	-	-	195,870	195,870	290,091
Credit Operations Hedge	-	-	195,870	195,870	290,091
Futures Contracts	2,235,399	4,990,503	11,894,318	19,120,220	15,574,796
Hegde of Securities	2,235,399	3,065,039	4,339,167	9,639,605	8,103,679
Securities Hedge	-	373,403	4,268,153	4,641,556	2,496,723
Hedge of Funding	-	1,552,061	3,286,998	4,839,059	4,974,394

IV.II) Cash Flow Hedge

The Bank's cash flow hedging strategies consist of hedging exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates relating to recognized assets and liabilities and changes of exchange rates of unrecognized assets and liabilities.

In cash flow hedges, the effective portion of the change in the value of the hedging instrument is temporarily recognized in equity under the caption “Other Comprehensive Income – cash flow hedges” until the expected transactions occur, when that portion is then recognized in the consolidated statements of income, except that, if the expected transactions result in the recognition of non-financial assets or liabilities, that portion will be included in the cost of the financial asset or liability.

* Values expresses in thousands, unless otherwise indicated.

	09/30/2024	12/31/2023
Hedge Structure	Effective Portion Accumulated	Effective Portion Accumulated
CDB	163,329	(69,919)
Total	163,329	(69,919)

						09/30/2024
Strategies	Book Value		Notional		Adjustment to Value Market
Cash Flow Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Futures Contracts	54,172,966	50,217,924	53,652,772	50,044,720	520,194	173,204
Hegde of Credit Operations	489,292	1,531,780	394,338	1,421,400	94,954	110,380
Hegde of Securities	23,358,322	21,492,889	22,769,753	21,493,282	588,569	(393)
Funding Hedge	30,325,352	27,193,255	30,488,681	27,130,038	(163,329)	63,217

						12/31/2023
Strategies	Book Value		Notional		Adjustment to Value Market
Cash Flow Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Agreements	12,712,510	10,260,273	13,176,910	10,807,983	(464,400)	(547,710)
Hedge of Securities	12,712,510	10,260,273	13,176,910	10,807,983	(464,400)	(547,710)
Futures Contracts	23,474,440	18,881,495	21,507,468	17,409,795	1,966,972	1,471,700
Hegde of Credit Operations	4,775,959	2,377,994	4,514,260	1,210,499	261,699	1,167,495
Hegde of Securities	9,820,833	8,593,414	9,525,807	8,228,328	295,026	365,086
Funding Hedge	8,877,648	7,910,087	7,467,401	7,970,968	1,410,247	(60,881)
(*) The Bank has cash flow hedging strategies, the objects of which are assets in its portfolio, which is why we demonstrate the passive side of the respective instruments. For structures whose instruments are futures, we demonstrate the notional balance, recorded in a clearing account.
(1) Credit values refer to active operations and debt operations to passive operations.

* Values expresses in thousands, unless otherwise indicated.

			09/30/2024	12/31/2023
	From 3 to	Above
Strategies	12 Months	12 Months	Total	Total
Cash Flow Hedge
Swap Agreements	-	-	-	10,807,983
Securities Hedge	-	-	-	10,807,983
Futures Contracts	26,330,185	23,714,535	50,044,720	17,409,795
Hegde of Securities	1,421,400	-	1,421,400	1,210,499
Securities Hedge	10,968,764	10,524,518	21,493,282	8,228,328
Hedge of Funding	13,940,021	13,190,017	27,130,038	7,970,968

In the Bank and Consolidated, the effect of marking to market of active swap and futures contracts was settled on 12/31/2023 (the value on 12/31/2023 - R$337).

V) Credit Derivatives Information

Banco Santander uses credit derivatives with the aim of managing counterparty risk and meeting the demands of its customers, carrying out purchase and sale protection operations through credit default swaps and total return swaps, primarily related to securities with Brazilian sovereign risk.

Total Return Swaps – TRS

These are credit derivatives where the return of the reference obligation is exchanged for a cash flow and in which, upon the occurrence of a credit event, the protection buyer usually has the right to receive from the protection seller the equivalent of the difference between the updated value and fair value (market value) of the reference obligation on the contract settlement date.

Credit Default Swaps – CDS

These are credit derivatives where, upon the occurrence of a credit event, the protection buyer has the right to receive from the protection seller the equivalent of the difference between the face value of the CDS contract and the fair value (market value) of the reference obligation on the contract settlement date. In return, the seller receives remuneration for selling the protection.

Below, composition of the Credit Derivatives portfolio demonstrated by its reference value and effect on the calculation of Required Net Equity (PLE).

* Values expresses in thousands, unless otherwise indicated.

				Notional
		09/30/2024		12/31/2023
	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap
Credit Swaps	3,889,860	14,007,548	3,456,614	10,293,916
Total	3,889,860	14,007,548	3,456,614	10,293,916

During the period, there was no credit event related to taxable events provided for in the contracts.

		09/30/2024		12/31/2023
Maximum Potential for Future Payments - Gross	Over 12 Months	Total	Over 12 Months	Total
Per Instrument: CDS	17,897,408	17,897,408	13,750,530	13,750,530
Per Risk Classification: Below Investment Grade	17,897,408	17,897,408	13,750,530	13,750,530
Per Reference Entity: Brazilian Government	17,897,408	17,897,408	13,750,530	13,750,530

VI) Derivative Financial Instruments - Margins Pledged as Guarantee

The margin given as a guarantee for operations negotiated on B3 with its own and third-party Derivative financial instruments is made up of federal public bonds.

	09/30/2024	12/31/2023
Financial Treasury Bill - LFT	20,702,573	20,960,140
National Treasury Bill - LTN	2,611,271	2,122,045
National Treasury Notes - NTN	6,885,738	4,988,403
Total	30,199,582	28,070,588

* Values expresses in thousands, unless otherwise indicated.
b)Operational Limits

Bacen determines that financial institutions must maintain a Reference Equity (PR), PR Level I and Main Capital compatible with the risks of their activities, higher than the minimum requirement of the Required Reference Equity, represented by the sum of the credit risk portions, market risk and operational risk.

As established in CMN Resolution No. 4,958/2021, the PR requirement is 11.50%, including 8.00% Minimum Reference Equity, plus 2.50% Capital Conservation Additional and 1.00% Additional Systemic. The PR Level I is 9.50% and the Minimum Principal Capital is 8.00%. Continuing with the adoption of the rules established by CMN Resolution No. 4,955/2021, the calculation of capital indices is calculated in a consolidated manner based on information from the Prudential Conglomerate, the definition of which is established by CMN Resolution No. 4,950/2021, as demonstrated in follow:

	09/30/2024	12/31/2023

Level I Reference Assets	90,633.1	81,259.1
Main Capital	75,809.0	75,042.8
Additional Capital	14,824.0	6,216.3
Level II Reference Equity	14,938.1	13,644.2
Reference Heritage (Level I and II)	105,571.2	94,903.3
Credit Risk (1)	585,689.8	560,780.9
Market Risk (2)	44,007.0	33,002.7
Operational Risk	60,643.3	60,491.1
Total RWA (3)	690,340.1	654,274.7
Basel Index Level I	13.13	12.43
Basel Core Capital Index	10.98	11.48
Basel Reference Equity Index	15.29	14.51

(1) Credit risk exposures subject to calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by BCB Resolution 229, of May 12, 2022.
(2) Exposures to market risk subject to calculation of the capital requirement using a standardized approach and an approach using internal models. The standardized approach includes portions for market risk exposures subject to changes in interest rates (RWAjur1), foreign currency coupons (RWAjur2), price indices (RWAjur3), and interest rate coupons (RWAjur4), the price of commodity goods (RWAcom), the price of shares classified in the trading portfolio (RWAacs), portions for exposure of gold, foreign currency and operations subject to exchange rate variation (RWAcam), and adjustment for derivatives arising from changes in the counterparty’s credit quality (RWAcva).
(3) Risk Weighted Assets or Risk-Weighted Assets.

Banco Santander publishes the Risk Management Report with information relating to risk management, a brief description of the Recovery Plan, capital management, PR and RWA. The report with greater detail on the premises, structure and methodologies can be found at the website www.santander.com.br/ri.

Financial institutions are obliged to maintain the investment of resources in Permanent Assets in accordance with the adjusted Reference Equity level. The resources invested in Permanent Assets, calculated on a consolidated basis, are limited to 50% of the value of the Reference Equity adjusted in accordance with CMN Resolution No. 4,957/2021. Banco Santander meets the established requirements.

c)Financial instruments - Sensitivity analysis

Risk management is focused on portfolios and risk factors, in accordance with Bacen regulations and good international practices.

Financial instruments are segregated into trading portfolios (Trading Book) and banking portfolio (Banking Book), as carried out in the management of market risk exposure, in accordance with the best market practices and the classification criteria for transactions and capital management established by the Central Bank of Brazil. The trading portfolio consists of all transactions with financial instruments and commodities, including Derivatives, held with the intention of trading. The banking portfolio consists of structural operations arising from Banco Santander's various business lines and their possible hedges. Therefore, according to the nature of Banco Santander's activities, the sensitivity analysis was divided between the trading and banking portfolios.

Banco Santander carries out sensitivity analysis of financial instruments in accordance with CVM Instruction No. 2/20, considering market information and scenarios that would negatively affect the Bank's positions.

* Values expresses in thousands, unless otherwise indicated.
The summary tables presented below summarize sensitivity values generated by Banco Santander's corporate systems, referring to the trading portfolio and banking portfolio, for each of the portfolio scenarios on September 30, 2024.

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to variation in fixed interest rates	(17,204)	(521,991)	(1,043,982)
Coupon Interest Rate	Exposures subject to variation in interest rate coupon rates	(73)	(1,356)	(2,713)
Inflation	Exposures subject to variation in price index coupon rates	(5,721)	(14,174)	(28,348)
Coupon - US Dollar	Exhibitions subject to variation in the dollar coupon rate	(4,627)	(34,623)	(69,246)
Coupon - Other Currencies	Exposures subject to variation in foreign currency coupon rates	(200)	(13,150)	(26,300)
Foreign Currency	Exposures subject to Foreign Exchange	(2,003)	(50,084)	(100,168)
Eurobond/Treasury/Global	Exposures subject to variation in the interest rate of securities traded on the international market	(5,378)	(44,750)	(89,500)
Shares and Indexes	Exposures subject to Change in Shares Price	(1,124)	(28,108)	(56,216)
Commodities	Exposures subject to Change in Commodity Price	(476)	(11,894)	(23,789)
Total (1)		(36,806)	(720,130)	(1,440,262)
(1) Amounts net of tax effects.

Scenario 1: shock of +10bps in interest curves and 1% for price changes (currencies);
Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses per risk factor.
Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses per risk factor.

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(74,735)	(2,528,865)	(5,369,782)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(27,057)	(1,004,356)	(2,075,225)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(45,093)	(662,332)	(1,213,464)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(5,198)	(156,017)	(288,093)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(1,270)	(16,830)	(33,630)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(35,125)	(579,232)	(1,215,507)
Foreign Currency	Exposures subject to Foreign Exchange	168	4,208	8,416
Total (1)		(188,310)	(4,943,424)	(10,187,285)
(1) Values calculated based on the consolidated information of the institutions.

Scenario 1: shock of +10bps in interest curves and 1% for price changes (currencies);
Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses per risk factor.
Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses per risk factor.

d) Funds managed and administered not recorded on the balance sheet

The Santander Conglomerate has funds under management, in which it does not have a significant stake, does not act as "main" and does not hold shares in these Funds. Based on the contractual relationship that governs the management of such funds, the third parties who hold the shareholding are those who are exposed, or have rights, to variable returns and have the ability to affect these returns through decision-making power. Furthermore, the Bank, as manager of the funds, acts in the analysis of remuneration regimes, which are proportional to the service provided and, therefore, acts as "main".

The funds managed by the Santander Conglomerate not recorded on the balance sheet are as follows:

	09/30/2024	12/31/2023
Funds under management	240,444	11,871,919
Managed funds	241,797,898	291,736,828
Total	242,038,342	303,608,747

* Values expresses in thousands, unless otherwise indicated.
e) Securities held by third parties in custody

On September 30, 2024 and December 31, 2023, the Bank held in custody debt securities and third-party securities totaling R$ 94,242,167 and R$ 80,174,807 respectively.

19.Subsequent Events

a)Distribution of Interest on Equity

The Board of Directors of Banco Santander, at a meeting held on October 10, 2024, presented the proposal of the Company's Executive Board, ad referendum of the Ordinary General Meetings to be held by April 30, 2025, respectively, for the declaration and payment of Interest on Equity, pursuant to articles 17, item XVIII and 37, § 2 of the Company's Bylaws based on the result for the quarter ended September 30, 2024, in the gross amount of R$1,300,000,000.00 (one billion and three hundred million reais). Interest on Equity will be fully attributed to the mandatory dividends to be distributed by the Company for the fiscal year 2024.

b)Dividend Distribution

The Board of Directors of Banco Santander, at a meeting held on October 10, 2024, presented the proposal of the Company's Executive Board, ad referendum of the Ordinary General Meetings to be held by April 30, 2025, respectively, for the declaration and payment of dividends, in accordance with articles 37, item II of the Company's Bylaws, based on the profit for the fiscal year determined up to the balance sheet ended on September 30, 2024, in the gross amount of R$200,000,000.00 (two hundred million reais).

APPENDIX I – Condensed Consolidated Statement of Added Value

	01/01 to 09/30/2024		01/01 to 09/30/2023

Interest and similar income	100,569,450		95,654,433
Fee and commission income (net)	12,707,992		11,675,168
Impairment losses on financial assets (net)	(20,829,726)		(20,331,669)
Other income and expense	(14,179)		3,673,925
Interest expense and similar charges	(59,320,199)		(61,054,645)
Third-party input	(6,331,036)		(6,209,614)
Materials, energy and other	(661,441)		(466,835)
Third-party services	(4,486,603)		(4,531,096)
Impairment of assets	(190,683)		(141,308)
Other	(992,309)		(1,070,375)
Gross added value	26,782,302		23,407,598
Retention
Depreciation and amortization	(2,039,507)		(2,067,307)
Added value produced	24,742,795		21,340,291
Investments in affiliates and subsidiaries	214,346		161,232
Added value to distribute	24,957,141		21,501,523
Added value distribution
Employee	7,691,730	30.8%	7,059,246	32.8%
Compensation	5,501,948		5,036,764
Benefits	1,483,843		1,351,454
FGTS	419,403		405,273
Other	286,536		265,755
Taxes, fees and contributions	6,754,117	27.1%	6,844,361	31.8%
Federal	6,748,773		6,839,020
Municipal	5,344		5,341
Compensation of third-party capital - rental	167,394	0.7%	164,880	0.8%
Remuneration of interest on capital	10,343,900	41.4%	7,433,036	34.6%
Dividends and interest on capital	4,500,000		4,700,000
Profit Reinvestment	5,806,727		2,703,567
Profit (loss) attributable to non-controlling interests	37,173		29,469
Total	24,957,141	100.0%	21,501,523	100.0%

* Values expresses in thousands, unless otherwise indicated.
Management Report
To the Shareholders:

We present the Management Report to the Condensed Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) for the period ended September 30, 2024, prepared in accordance with the International Financial Reporting Standards (IFRS®) issued by the International Accounting Standards Board (IASB®) and the interpretations of the IFRS® Interpretation Committee (current name of the International Financial Reporting Interpretations Committee (IFRIC®). They will be published on October 30, 2024 at the email address www.santander.com.br/ri.

1. Economic Situation

Economic performance was highlighted by the following themes:

In the international environment

❖ Change in the scenario of the presidential elections in the USA due to the withdrawal of the current president, Joe Biden, and replacement by his vice-president, Kamala Harris.

❖ Intensification of tensions in the Middle East with the involvement of several nations in the region in conflicts between Israel and the Palestine region.

❖ Rising interest rates in Japan signal the continuation of the future upward trajectory, significantly impacting asset prices around the globe.

❖ Reduction in interest rates in the US above the expectations of most markets, raising doubts about the magnitude of the new cuts ahead.

❖ Announcement of monetary stimuli by the Chinese authorities with the aim of increasing the country's economic growth rate.

In the domestic environment

Worsening expectations regarding the evolution of Brazilian public debt resulting from frustration with the bimonthly budget review.

Given the involvement of the majority of parliamentarians in the municipal elections, no substantial progress was observed in relevant projects such as the conclusion of the Tax Reform or the proposal to renegotiate state debts.
The slowdown in the evolution of such agendas and the absence of relevant measures in this regard contribute to increased market skepticism regarding the dynamics of public accounts.

Despite tax collection continuing to record robust performance in the third quarter of 2024, public spending also demonstrated a strong pace of growth - and in a more structural way than the evolution of revenues.
This combination reinforces the negative perception of the markets regarding the trajectory of Brazilian public debt for the coming years, a situation worsened by the bimonthly budget review that took place in September, which reduced the amount of contingent expenditure in July, making it difficult to improve the prices of domestic assets.

After fluctuations between R$5.00/US$ and R$5.60/US$ in the second quarter of 2024, the variation range changed level, with the exchange rate of the Brazilian currency against the US dollar fluctuating between R$5.37 /US$ and R$5.86 /US$ in the third quarter. However, the exchange rate ended the period at R$5.59/US$, the same level seen at the end of 1Q24. In Banco Santander's view, the worsening perception regarding Brazilian fiscal dynamics was the main reason for the devaluation of the real, since most of the international highlights that occurred in the period indicated a favorable influence on the real.

Banco Santander assesses that the prospect of additional increases in the Selic rate in the coming months, the maintenance of a very solid performance in foreign trade and the signs that the interest rate cut cycle in the USA is expected to extend throughout 2025 could help the real ahead. For these reasons, we project that the exchange rate will end 2024 at around the level of R$5.40/US$.

* Values expresses in thousands, unless otherwise indicated.

PGDP performance in the 2nd quarter of 2024 above expectations, despite the damage caused by the floods in Rio Grande do Sul.

Signaled by the median of market projections, GDP performance in 2Q24 surprised positively and once again recorded strong growth in the period. In Banco Santander's opinion, the performance continued to be largely the result of the resilience of the labor market together with the extension of fiscal stimuli. This result ended up reinforcing the wave of upward revisions in the projection for GDP growth in 2024. At the end of 2Q24, the median of economic agents' projections regarding the performance of the Brazilian economy indicated Brazilian GDP growth of 2.1% in 2024. At the end of 3Q24, the median projections rose to 3.0%. Banco Santander also revised its projection from 2.0% to 3.0% in the same comparison, with the state of Rio Grande do Sul showing recovery from the impacts of the floods more quickly than imagined.

Continued deterioration in inflation expectations and climate factors affecting prices in the short term led to the resumption of the interest rate hike cycle.

Although the interannual variation of the IPCA remained at a level below the ceiling of the tolerance margin stipulated by the inflation targeting system, the underlying inflation measures continued to indicate difficulty in converging to the 3.0% target over the relevant time horizon for the monetary policy. Together with the worsening perception of the dynamics of public spending in the months ahead and climatic factors that negatively influenced energy and food prices in the short term, these factors ended up causing inflationary expectations for the coming years to worsen further. At the end of 2Q24, inflation expectations for the years 2024 and 2025 were, respectively, 4.00% and 3.87%. At the end of 3Q24, expectations for the same periods reached 4.36% and 3.97%, respectively. As a result, the Central Bank opted to resume the interest rate hike cycle in September 2024 and, in addition, signaled that it will be necessary to raise the Selic rate level to a level well above the 10.50% it has maintained until then in order for there to be the convergence of the interannual variation of the IPCA towards the target of 3.0%. Although Banco Santander assesses that inflationary dynamics should improve over the next few months, the institution understands that it will be difficult to achieve a substantial improvement in inflationary expectations in light of so many uncertainties present in the domestic and international spheres – a key factor in resuming the reduction process interest rates in Brazil. For this reason, Banco Santander projects that the Selic rate will reach 11.75% p.a. until the end of 2024 and will continue to rise in the first two Copom meetings in 2025, reaching a peak of 12.50% in March of next year.

2. Consolidated Performance

We maintained our continuous evolution towards resuming higher levels of profitability. The financial margin showed an evolution guided by the strategy of qualified and selective growth, directing efforts towards assets with better return on capital. Commissions maintained a positive trajectory, reflecting a greater diversification of our revenue sources. We maintained the good quality of our credit portfolio, which reinforces a positive trajectory for 2024, with controlled default rates. Regarding efficiency, we remain focused on further consolidating our culture of productivity. We continue to advance in building a solid, less volatile balance sheet with the capacity to generate sustainable results.

Net Profit R$ 10.0 bilions 9H24 (+39.5% vs 1H23)	Expanded Portfolio R$ 664 billion (6.1% vs Sep/23)	Net Interest Income R$ 44.8 billion 9H24 (13.6% vs 9H23)

(R$ million)	3Q24	2Q24	3Q24 x	9H24	9H23	9H24 x
			2Q24			9H23
Net Interest Income	15,227	14,751	3.2%	44,768	39,399	13.6%
Fees	5,334	5,182	2.9%	15,402	13,451	14.5%
Total Revenues	20,561	19,933	3.2%	60,170	52,850	13.9%
Allowance for Loan losses	(5,884)	(5,896)	(0.2)%	(17,823)	(18,363)	(2.9)%
General Expenses	(6,457)	(6,314)	2.3%	(19,068)	(18,131)	5.2%
Others	(3,887)	(3,816)	1.9%	(11,500)	(9,811)	17.2%
Managerial Profit Before Taxes	4,333	3,907	10.9%	11,779	6,545	80.0%
Taxes and Minority Interest	(669)	(575)	16.4%	(1,761)	633	(378.2)%
Recurring Managerial Net Profit	3,664	3,332	10.0%	10,018	7,178	39.5%

Managerial Net Profit	3,548	3,247	9.2%	9,731	6,854	42.0%
1 The table above considers managerial reclassifications pertaining to the Income Statement.

* Values expresses in thousands, unless otherwise indicated.

3. Rating Strategy and Agencies

For information regarding the Bank's strategy and classification in rating agencies, see the Results Report available at the website www.santander.com.br/ri.

4. Corporate Governance

The Governance structure of Banco Santander Brasil is integrated by the Executive Board and its Executive Committee made up of the Chief Executive Officers, Senior Executive Vice-Presidents and Executive Vice-Presidents, and by the Board of Directors and its Advisory Committees, they are: Audit, Risks and Compliance, Sustainability, Remuneration and Appointment and Governance.

For more information on the corporate governance practices adopted by Banco Santander Brasil and the deliberations of the Board of Directors, see the website www.santander.com.br/ri.

5. Internal Audit

Internal Audit reports directly to the Board of Directors, with the Audit Committee responsible for its supervision.

Internal Audit is a permanent function independent of any other function or unit, whose mission is to provide the Board of Directors and senior management with independent assurance on the quality and effectiveness of internal control and risk management processes and systems (current or emerging) and government, thus contributing to protecting the value of the organization, its solvency and reputation. Internal Audit has a quality certificate issued by the Institute of Internal Auditors (IIA).

To fulfill its functions and coverage risks inherent to Banco Santander's activity, Internal Audit has a set of tools developed internally and which are updated when necessary. Among them, the risk matrix stands out, used as a planning tool, prioritizing the risk level of the auditable universe considering, among others, its inherent risks, the last audit rating, the degree of compliance with recommendations and their dimension. The work programs, which describe the audit tests to be carried out, are reviewed periodically.

The Audit Committee and the Board of Directors favorably analyzed and approved the Internal Audit work plan for the year 2024.

6. People

Banco Santander continues to strengthen its organizational culture and its obsession with evolving the client and employee experience. Protagonism and autonomy increase in favor of an environment of innovation that accelerates digital transformation and improves the offer for the most diverse segments of society.

There are 55,035 employees, considering the entire group, committed to the ambition of making Santander the main bank for each of its clients.

To this end, Santander values a diverse environment, in which each professional feels valued and builds their career with a long-term vision. Based on 5 pillars of diversity - Female Leadership; Racial Equity; Disabled people; Generational Diversity and LGBTQIA+ and the transformative force of continuous learning, each employee is the protagonist of their development journey, enriched by essential collaboration between peers and leaders, ensuring that growth opportunities are available to everyone. Santander was once again elected as one of the Best Companies to Work for in Brazil by GPTW, occupying 8th position in the national ranking of companies with more than 10,000 employees and 2nd place in the Sector Ranking of Large Banks.

* Values expresses in thousands, unless otherwise indicated.

7. Sustainability

Our history in sustainability began more than 20 years ago. Throughout this period, we have experienced an intense journey of evolution, in which we have improved our programs, businesses and governance focused on the topic.

In this trajectory, we highlight the assessment and mitigation of social, environmental and climate risks for granting credit to projects and companies; generating businesses that support customers’ transition to a low-carbon economy; and the construction of a more inclusive society, through education and employability, financial inclusion and entrepreneurship and social inclusion actions. Many of these initiatives are accompanied by global targets in the areas where we have the greatest potential impact, such as net zero, financial inclusion and diversity.

To ensure good governance of this process, we have robust policies and controls, supported by senior leadership.

At the end of 3Q24, we highlight the following results:

Environmental:
❖ We made R$22.6 billion viable in sustainable businesses and achieved a portfolio of R$35.3 billion in green bond issues, clean energy financing and dedicated product options.
❖ Among them is Prospera Santander Microfinanças, which since 2002 has been providing financial solutions to entrepreneurs. In the last quarter, we reached approximately R$3.2 billion in portfolio, an increase of 8.22% and we have 1.1 million customers from more than 1,700 communities in the country.
❖ We published our Emissions Inventory in the Public Emissions Registry, a Brazilian platform for publishing inventories of greenhouse gas (GHG) emissions from organizations participating in the Brazilian GHG Protocol Program.

Promoting sustainable businesses with a commitment to being Net Zero by 2050

Social:
❖ Through Santander Universities, we registered 108.5 thousand people who benefited from courses and scholarships, which amounted to an investment of R$16.8 million (+19.8%).
❖ We are in the new Idiversa B3 portfolio, launched in August. This is the first index focused on diversity in Latin America, of which we have been part since 2022.
❖ We have a new Volunteer Program, which mobilizes around 600 employees, who work on financial education, professional development and actions with children, teenagers and the elderly. One example is the training of outsourced service providers in some administrative buildings to work in the marketing of financial products.

Contribution to building a more inclusive society, with access to education and financial products.

Governance:	❖ Our Board of Directors currently has 45% female members and 55% independent members.
Promotion of ESG in our culture, through the connection of all Banco Santander businesses.

* Values expresses in thousands, unless otherwise indicated.

8. Independent Audit

The operating policy of Banco Santander, including its controlled companies, in contracting services not related to the audit of the Financial Statements by its independent auditors, is based on Brazilian and international auditing standards, which preserve the independence of the auditor. This rationale provides for the following: (i) the auditor should not audit his own work, (ii) the auditor should not perform managerial functions for his client, (iii) the auditor should not promote the interests of his client, and (iv ) need for approval of any services by the Bank's Audit Committee.

In compliance with Securities and Exchange Commission Instruction 162/2022, Banco Santander informs that in the period ended September 30, 2024, no services unrelated to the independent audit of the Financial Statements of Banco Santander and controlled companies were provided by PricewaterhouseCoopers. Furthermore, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, which include the evaluation of the work provided, covering any service that is not independent auditing of the Financial Statements of Banco Santander and controlled companies greater than 5% of the total fees relating to independent audit services. This assessment is based on applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and provision of professional services not related to the audit of the Financial Statements by its independent auditors during the period ended March 31, 2024, did not affect the independence and objectivity in the conduct of external audit examinations carried out at Banco Santander and other entities of the Group, since the principles indicated above were observed.

9. Acknowledgement

We would like to thank our customers, shareholders and employees for the trust and support that got us here, and that enabled the continuity of our story of evolution and transformation, on the path to building the Best Consumer Company in Brazil.

(Approved at the Board of Directors Meeting on October 28, 2024).

Composition of Management Bodies as of September 30, 2024

Administrative Board

Deborah Stern Vieitas – Presidente (independent)
Jose Antonio Alvarez Alvarez – Vice-president
Deborah Patricia Wright – Counselor (independent)
Ede Ilson Viani - Counselor
José de Paiva Ferreira – Counselor (independent)
Javier Maldonado Trinchant – Counselor *
Marília Artimonte Rocca - Counselor (independent)
Mario Roberto Opice Leão – Counselor
Cristiana Almeida Pipponzi – Counselor (independent)
Pedro Augusto de Melo - Counselor (independent)
Vanessa de Souza Lobato Barbosa – Counselor

Audit Committee

Pedro Augusto de Melo – Coordinator
Maria Elena Cardoso Figueira – Qualified Technical Member
Andrea Maria Ramos Leonel – Member
René Luiz Grande – Member
Luiz Carlos Nannini – Member

Risk and Compliance Committee

José de Paiva Ferreira – Coordinator
Deborah Stern Vieitas – Member
José Mauricio Pereira Coelho - Member
Jaime Leôncio Singer – Member

Sustainability Committee

Marília Artimonte Rocca – Coordinator
Álvaro Antônio Cardoso de Souza – Member
Vivianne Naigeborin - Member
Tasso Rezende de Azevedo – Member

Nominating and Governance Committee

Deborah Stern Vieitas – Coordinator
Deborah Patricia Wright – Member
Cristiana Almeida Pipponzi - Member
Jose Antonio Alvarez Alvarez – Member

Compensation Committee

Deborah Patricia Wright – Coordinator
Deborah Stern Vieitas - Member
Luiz Fernando Sanzogo Giorgi – Member
Vanessa de Souza Lobato Barbosa - Member

* Possession pending approval by the Central Bank of Brazil

Executive Board
CEO

Mario Roberto Opice Leão

Executive Vice President and Investor Relations Director

Gustavo Alejo Viviani

Executive Vice President Directors

Alessandro Tomao
Carlos José da Costa André
Ede Ilson Viani
Franco Raul Rizza
Germanuela de Almeida de Abreu
Luis Guilherme Mattoso de Oliem Bittencourt
Gilberto Duarte de Abreu Filho
Maria Elena Lanciego Perez
Maria Teresa Mauricio da Rocha Pereira Leite
Renato Ejnisman

Directors without Specific Designation

Adriana Marques Lourenço de Almeida
Alessandro Chagas Farias
Alexandre Teixeira de Araujo
Alexandre Guimarães Soares
Ana Paula Neves Granieri Domenici
Ana Paula Vitali Janes Vescovi
André Juaçaba de Almeida
Carlos Aguiar Neto
Celso Mateus De Queiroz
Cezar Augusto Janikian
Claudia Chaves Sampaio
Claudenice Lopes Duarte
Daniel Mendonça Pareto
Eduardo Alvarez Garrido
Eduardo Luis Sasaki
Enrique Cesar Suares Fragata Lopes
Franco Luigi Fasoli
Geraldo José Rodrigues Alckmin Neto
Gustavo de Sousa Santos
Izabella Ferreira Costa Belisario
Jean Paulo Kambourakis
Juliana Improta Cury Simon
Leonardo Mendes Cabral
Luciana de Aguiar Barros
Marilize Ferrazza Santinoni
Murilo Setti Riedel
Paulo César Ferreira de Lima Alves
Paulo Fernando Alves Lima
Paulo Sérgio Duailibi
Rafael Abujamra Kappaz
Ramón Sanchez Santiago
Reginaldo Antonio Ribeiro
Ricardo Olivare de Magalhães
Richard Flavio Da Silva
Robson de Souza Rezende
Rogério Magno Panca
Sandro Kohler Marcondes
Sandro Mazerino Sobral
Sandro Rogério da Silva Gamba
Thomaz Antonio Licarião Rocha
Vanessa Alessi Manzi
Vítor Ohtsuki

Accountant

Camilla Cruz Oliveira de Souza – CRC Nº 1SP – 256989/O-0

Declaration of directors on the financial statements

For the purposes of complying with the provisions of article 27, § 1, item VI, of Instruction of the Securities and Exchange Commission (CVM) 80, of March 29, 2022, the Members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander ) declare that they discussed, reviewed and agreed with the Financial Statements of Banco Santander, relating to the first semester ended September 30, 2024, prepared in accordance with the International Financial Reporting Standards (IFRS®) criteria and the documents that comprise them, being : Management Report, balance sheets, income statement, statements of comprehensive income, statement of changes in Net Equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with the accounting practices adopted in the Brazil, in accordance with Law No. 6,404, of December 14, 1976 (Corporate Law), the international financial reporting standards issued by the International Accounting Standards Board (IASB®). The aforementioned Financial Statements and the documents that compose them were the subject of an unqualified report by the Independent Auditors and a recommendation for approval issued by the Bank's Audit Committee to the Board of Directors.

Members of the Executive Board of Banco Santander on September 30, 2024:

Executive Board
CEO

Mario Roberto Opice Leão

Executive Vice President and Investor Relations Director

Gustavo Alejo Viviani

Executive Vice President Directors

Alessandro Tomao
Carlos José da Costa André
Ede Ilson Viani
Franco Raul Rizza
Germanuela de Almeida de Abreu
Luis Guilherme Mattoso de Oliem Bittencourt
Gilberto Duarte de Abreu Filho
Maria Elena Lanciego Perez
Maria Teresa Mauricio da Rocha Pereira Leite
Renato Ejnisman

Directors without Specific Designation

Adriana Marques Lourenço de Almeida
Alessandro Chagas Farias
Alexandre Teixeira de Araujo
Alexandre Guimarães Soares
Ana Paula Neves Granieri Domenici
Ana Paula Vitali Janes Vescovi
André Juaçaba de Almeida
Carlos Aguiar Neto
Celso Mateus De Queiroz
Cezar Augusto Janikian
Claudia Chaves Sampaio
Claudenice Lopes Duarte
Daniel Mendonça Pareto
Eduardo Alvarez Garrido
Eduardo Luis Sasaki
Enrique Cesar Suares Fragata Lopes
Franco Luigi Fasoli
Geraldo José Rodrigues Alckmin Neto
Gustavo de Sousa Santos
Izabella Ferreira Costa Belisario
Jean Paulo Kambourakis
Juliana Improta Cury Simon
Leonardo Mendes Cabral
Luciana de Aguiar Barros
Marilize Ferrazza Santinoni
Murilo Setti Riedel
Paulo César Ferreira de Lima Alves
Paulo Fernando Alves Lima
Paulo Sérgio Duailibi
Rafael Abujamra Kappaz
Ramón Sanchez Santiago
Reginaldo Antonio Ribeiro
Ricardo Olivare de Magalhães
Richard Flavio Da Silva
Robson de Souza Rezende
Rogério Magno Panca
Sandro Kohler Marcondes
Sandro Mazerino Sobral
Sandro Rogério da Silva Gamba
Thomaz Antonio Licarião Rocha
Vanessa Alessi Manzi
Vítor Ohtsuki

Directors' Statement on the Independent Auditors' Report

For the purposes of complying with the provisions of article 27, § 1, item VI, of Instruction of the Securities and Exchange Commission (CVM) 80, of March 29, 2022, the Members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander ) declare that they discussed, reviewed and agreed with the Financial Statements of Banco Santander, relating to the first semester ended September 30, 2024, prepared in accordance with the International Financial Reporting Standards (IFRS®) criteria and the documents that comprise them, being : Management Report, balance sheets, income statement, statements of comprehensive income, statement of changes in Net Equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with the accounting practices adopted in the Brazil, in accordance with Law No. 6,404, of December 14, 1976 (Corporate Law), the international financial reporting standards issued by the International Accounting Standards Board (IASB®). The aforementioned Financial Statements and the documents that compose them were the subject of an unqualified report by the Independent Auditors and a recommendation for approval issued by the Bank's Audit Committee to the Board of Directors.

Members of the Executive Board of Banco Santander on September 30, 2024:

Executive Board
CEO

Mario Roberto Opice Leão

Executive Vice President and Investor Relations Director

Gustavo Alejo Viviani

Executive Vice President Directors

Alessandro Tomao
Carlos José da Costa André
Ede Ilson Viani
Franco Raul Rizza
Germanuela de Almeida de Abreu
Luis Guilherme Mattoso de Oliem Bittencourt
Gilberto Duarte de Abreu Filho
Maria Elena Lanciego Perez
Maria Teresa Mauricio da Rocha Pereira Leite
Renato Ejnisman

Directors without Specific Designation

Adriana Marques Lourenço de Almeida
Alessandro Chagas Farias
Alexandre Teixeira de Araujo
Alexandre Guimarães Soares
Ana Paula Neves Granieri Domenici
Ana Paula Vitali Janes Vescovi
André Juaçaba de Almeida
Carlos Aguiar Neto
Celso Mateus De Queiroz
Cezar Augusto Janikian
Claudia Chaves Sampaio
Claudenice Lopes Duarte
Daniel Mendonça Pareto
Eduardo Alvarez Garrido
Eduardo Luis Sasaki
Enrique Cesar Suares Fragata Lopes
Franco Luigi Fasoli
Geraldo José Rodrigues Alckmin Neto
Gustavo de Sousa Santos
Izabella Ferreira Costa Belisario
Jean Paulo Kambourakis
Juliana Improta Cury Simon
Leonardo Mendes Cabral
Luciana de Aguiar Barros
Marilize Ferrazza Santinoni
Murilo Setti Riedel
Paulo César Ferreira de Lima Alves
Paulo Fernando Alves Lima
Paulo Sérgio Duailibi
Rafael Abujamra Kappaz
Ramón Sanchez Santiago
Reginaldo Antonio Ribeiro
Ricardo Olivare de Magalhães
Richard Flavio Da Silva
Robson de Souza Rezende
Rogério Magno Panca
Sandro Kohler Marcondes
Sandro Mazerino Sobral
Sandro Rogério da Silva Gamba
Thomaz Antonio Licarião Rocha
Vanessa Alessi Manzi
Vítor Ohtsuki

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 29, 2024

Banco Santander (Brasil) S.A.
By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer Without Specific Designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer